UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:    May 13, 2011

May 13, 2011

Sumitomo Mitsui Financial Group, Inc. (SMFG)

Consolidated Financial Results for the Fiscal Year ended March 31, 2011

<Under Japanese GAAP>

Head Office:    1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings:    Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL:    http://www.smfg.co.jp

President:    Koichi Miyata

Date of Ordinary General Meeting of Shareholders:    June 29, 2011

Date of Payment of Year-End Dividends:    June 29, 2011

(Note) Amounts less than one million yen have been omitted.

1. Consolidated Financial Results (for the fiscal year ended March 31, 2011)

(1) Operating Results	(Millions of yen, except per share data and percentages)

	Ordinary Income		Ordinary Profit		Net Income
Fiscal Year ended March 31, 2011	¥ 3,845,861	21.5%	¥ 825,428	47.7%	¥ 475,895	75.2%
Fiscal Year ended March 31, 2010	3,166,465	(10.9)	558,769	–	271,559	–

Notes:	1.	Comprehensive Income:
		(a) for the fiscal year ended March 31, 2011: ¥ 413,375 million [(48.6) %] (b) for the fiscal year ended March 31, 2010: ¥803,705 million [–%]
	2.	Percentages shown in Ordinary Income, Ordinary Profit and Net Income are the increase (decrease) from the previous fiscal year.

	Net Income per Share	Net Income Per Share (Diluted)	Return on Net Assets	Ordinary Profit on Total Assets	Ordinary Profit on Ordinary Income
Fiscal Year ended March 31, 2011	¥ 336.85	¥ 336.78	9.8%	0.6%	21.5%
Fiscal Year ended March 31, 2010	248.40	244.18	7.6	0.5	17.6

Note:	Equity in earnings (losses) of affiliates:
(a) for the fiscal year ended March 31, 2011: ¥ (13,319) million (b) for the fiscal year ended March 31, 2010: ¥ (21,542) million

(2) Financial Position	(Millions of yen, except per share data and percentages)

	Total Assets	Net Assets	Net Assets Ratio	Net Assets per Share	Capital Ratio
March 31, 2011	¥ 137,803,098	¥ 7,132,073	3.7%	¥ 3,533.47	(Preliminary)	16.63%
March 31, 2010	123,159,513	7,000,805	4.0	3,391.75		15.02

Notes:	1.	Stockholders’ equity:
		(a) as of March 31, 2011: ¥ 5,094,493 million (b) as of March 31, 2010: ¥ 4,951,323 million
	2.	Net Assets Ratio = {(Net assets – Stock acquisition rights – Minority interests) / Total assets} X 100
	3.

Capital Ratio is calculated using the method stipulated in “Standards for Bank Holding Company to Examine the Adequacy of Its Capital Based on Assets, etc. Held by It and Its Subsidiaries Pursuant to Article 52-25 of the Banking Law” (Notification 20 issued by the Japanese Financial Services Agency in 2006).

(3) Cash Flows	(Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at year-end
Fiscal Year ended March 31, 2011	¥ 13,793,737	¥(11,148,211)	¥(364,438)	¥ 5,645,094
Fiscal Year ended March 31, 2010	(1,880,921)	(157,661)	1,451,099	3,371,193

2. Dividends on Common Stock	(Millions of yen, except per share data and percentages)

	Cash Dividends per Share					Total Dividends (Annual)	Dividend Payout Ratio	Ratio of Dividends to Net Assets
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Annual
Fiscal Year ended March 31, 2010	¥–	¥45	¥–	¥55	¥100	¥123,197	46.8%	3.6%
ended March 31, 2011	–	50	–	50	100	141,030	30.0	2.9
ending March 31, 2012 (Forecast)	–	50	–	50	100		35.3

Notes:	1.	“Dividend Payout Ratio” and “Ratio of Dividends to Net Assets” are reported on a consolidated basis.
	2.	Dividends on unlisted preferred stocks are reported on page 3.

3. Earnings Forecast on a Consolidated Basis (for the fiscal year ending March 31, 2012)

(Millions of yen, except per share data and percentages)

	Ordinary Income		Ordinary Profit			Net Income			Net Income per Share
Six Months ending September 30, 2011	¥2,000,000	1.0%	¥400,000	(26.0	) %	¥170,000	(59.3	) %	¥ 121.92
Fiscal Year ending March 31, 2012	4,000,000	4.0	840,000	1.8		400,000	(15.9)		286.60

    Note: Percentages shown in Ordinary Income, Ordinary Profit and Net Income are the increase (decrease) from the results of the previous fiscal year.

Sumitomo Mitsui Financial Group, Inc. (8316)

4. Other Information

(1)	Change in significant consolidated subsidiaries in the fiscal year

Newly consolidated:     None                 Excluded:     None

(2)	Change in significant accounting principles, policies and presentation

(a) There were changes due to revision of accounting standards.

(b) There was no change due to other reason.

(Note) The details are reported in “7. Application of New Accounting Standards” (page 27).

(3)	Number of common stocks issued

	As of March 31, 2011	As of March 31, 2010
(a) Number of shares issued (including treasury shares)	1,414,055,625 shares	1,414,055,625 shares
(b) Number of treasury shares	32,581,914 shares	17,070,100 shares

	Fiscal year ended March 31, 2011	Fiscal year ended March 31, 2010
(c) Average number of shares issued in the period	1,394,390,769 shares	1,059,227,018 shares

(Note) Number of shares used in calculating “Net Income per Share” (on a consolidated basis) is reported on page 46.

[Reference] Parent Company Financial Information on a Non-consolidated Basis

1. Non-consolidated Financial Results (for the fiscal year ended March 31, 2011)

(1) Operating Results	(Millions of yen, except per share data and percentages)

	Operating Income		Operating Profit		Ordinary Profit		Net Income
Fiscal Year
ended March 31, 2011	¥222,217	66.6%	¥197,750	69.4%	¥191,543	102.6%	¥191,539	189.4%
ended March 31, 2010	133,379	(1.0)	116,737	(7.3)	94,534	(7.6)	66,176	(36.0)

	Net Income per Share		Net Income per Share (Diluted)
Fiscal Year
ended March 31, 2011	¥ 131.42		¥ 131.41
ended March 31, 2010	53.82		–
Note: Percentages shown in Operating Income, Operating Profit, Ordinary Profit and Net Income are the increase (decrease) from the previous fiscal year.

(2) Financial Position	(Millions of yen, except per share data and percentages)

	Total Assets	Net Assets	Net Assets Ratio	Net Assets per Share
March 31, 2011	¥6,237,655	¥4,842,914	77.6%	¥ 3,282.75
March 31, 2010	6,152,774	4,805,574	78.1	3,256.32

  Note: Stockholders’ equity

(a) as of March 31, 2011:    ¥4,842,743 million                (b) as of March 31, 2010:    ¥4,805,574 million

2. Earnings Forecast on a Non-consolidated Basis (for the fiscal year ending March 31, 2012)

(Millions of yen, except per share data and percentages)

	Operating Income			Operating Profit			Ordinary Profit
Six Months ending September 30, 2011	¥40,000	(53.3	) %	¥30,000	(59.7	) %	¥25,000	(64.8	) %
Fiscal Year ending March 31, 2012	180,000	(19.0)		160,000	(19.1)		150,000	(21.7)

	Net Income			Net Income per Share
Six Months ending September 30, 2011	¥25,000	(64.8	) %	¥ 17.73
Fiscal Year ending March 31, 2012	150,000	(21.7)		106.36

Note: Percentages shown in Operating Income, Operating Profit, Ordinary Profit and Net Income are the increase (decrease) from the results of the previous fiscal year.

[Note on Audit Process]

This earnings report is out of the scope of the audit procedure which is required by “Financial Instruments and Exchange Act”. Therefore, the audit process of consolidated financial statement and financial statement has not been completed as of the disclosure of this earnings report.

Sumitomo Mitsui Financial Group, Inc. (8316)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. and its management with respect to Sumitomo Mitsui Financial Group, Inc.’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate”, “estimate”, “expect”, “intend”, “may”, “plan”, “probability”, “risk”, “project”, “should”, “seek”, “target” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include the fragility of any economic recovery, both globally and in Japan; Sumitomo Mitsui Financial Group, Inc.’s ability to successfully implement its business and capital strategy; the success of our business alliances including those in the consumer finance industry; exposure to new risks as we expand the scope of our business; significant credit-related costs; declines in the value of Sumitomo Mitsui Financial Group, Inc.’s securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Sumitomo Mitsui Financial Group, Inc. undertakes no obligation to update or revise any forward-looking statements. Please refer to our most recent disclosure documents such as our annual report or the registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as our earnings press release for a more detailed description of the risks and uncertainties that may affect our financial conditions, our operating results, and investors’ decisions.

[Dividends Information]

Dividends	on Preferred Stock

(Millions of yen, except per share data)

Type		Cash Dividends per Share					Total
		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Annual	Dividends (Annual)
Preferred stock (Type 4)	Fiscal Year ended March 31, 2010	¥–	¥67,500	¥–	¥–	¥67,500	¥2,254
Preferred stock (Type 6)	Fiscal Year ended March 31, 2010	–	44,250	–	44,250	88,500	6,195
	Fiscal Year ended March 31, 2011	–	44,250	–	44,250	88,500	6,195

<Reference> Calculation for Indices

- Return on Net Assets (consolidated basis):

Net income – Dividends on preferred stock	X 100

{(Stockholders’ equity at beginning of year – Number of preferred stocks issued at beginning of year X Issue price) + (Stockholders’ equity at year-end – Number of preferred stocks issued at year-end X Issue price)} / 2

- Dividend Payout Ratio (consolidated basis):

Dividends on common stock	X 100
Net income – Dividends on preferred stock

- Ratio of Dividends to Net Assets (consolidated basis):

Dividends on common stock	X 100

{(Stockholders’ equity at beginning of year – Number of preferred stocks issued at beginning of year X Issue price)

+ (Stockholders’ equity at year-end – Number of preferred stocks issued at year-end X Issue price)} / 2

- Forecasted Net Income per Share (consolidated basis):

Forecasted net income
Forecasted average number of common stocks during the period (excluding treasury stock) (*)

*

SMFG Card & Credit, Inc., a wholly-owned subsidiary of SMFG, made Cedyna Financial Corporation its wholly-owned subsidiary through a share exchange on May 1, 2011. Accordingly, SMFG’s common stocks held by SMFG Card & Credit, Inc. decreased and the net income per share forecast was calculated using the following forecasted average numbers of SMFG common shares:

- Six months ending September 30, 2011:              1,394,373,211 shares

- Fiscal year ending March 31, 2012:                     1,395,663,161 shares

- Forecasted Net Income per Share (non-consolidated basis):

Forecasted net income
Forecasted average number of common stocks during the period (excluding treasury stock)

Sumitomo Mitsui Financial Group, Inc. (8316)

* (Appendix) Financial Results for the fiscal year ended March 31, 2011 Supplementary Information

Sumitomo Mitsui Financial Group, Inc. (8316)

I. Operating and Financial Review

1. Consolidated Operating Results for the Fiscal Year Ended March 31, 2011 (Fiscal 2010)

(1)	Operating Results

Sumitomo Mitsui Financial Group, Inc. (“SMFG”) determined our management policies for fiscal 2010 as 1) “forward looking” — transforming our business model to grow steadily under a new regulatory and competitive environment and 2) emphasizing return on risks and costs, in order to improve asset quality and thoroughly control expenses and credit costs, and took various initiatives to secure a resilient capital base and reinforce our business portfolio to achieve sustainable growth.

In fiscal 2010, interest income such as interest on loans and bills discounted decreased due mainly to lower interest rates in Japan and overseas. However, Sumitomo Mitsui Banking Corporation (“SMBC”) increased gains on sales of bonds by quickly responding to fluctuations in market interest rates, and SMFG’s other operating income increased mainly because of an increase in the number of consolidated subsidiaries. As a result, ordinary income increased by ¥679.3 billion year-on-year to ¥3,845.8 billion.

Ordinary expenses increased by ¥412.7 billion year-on-year to ¥3,020.4 billion. This was mainly attributable to an increase in other operating expenses reflecting the increase in the number of consolidated subsidiaries. Meanwhile, interest expenses such as interests on deposits decreased, and total credit cost of SMBC decreased reflecting the tailored efforts to assist certain debtors to improve their businesses and financial conditions.

As a result of the factors mentioned above, SMFG recorded ordinary profit of ¥825.4 billion, a year-on-year increase of ¥266.6 billion, and net income of ¥475.8 billion, a year-on-year increase of ¥204.3 billion.

(2)	Earnings Forecast for the fiscal year ending March 31, 2012 (Fiscal 2011)

In Fiscal 2011, for the first year of the new medium-term management plan, the SMFG group implements and executes focused business strategies and establish a solid financial base and corporate infrastructure that support those strategies.

As for earnings forecast on a consolidated basis, ordinary income, ordinary profit and net income are expected to amount to ¥4,000 billion, ¥840 billion, and ¥400 billion, respectively.

On a non-consolidated basis, operating income, operating profit, ordinary profit and net income are expected to amount to ¥180 billion, ¥160 billion, ¥150 billion, and ¥150 billion, respectively.

2. Consolidated Financial Position as of March 31, 2011

(1)	Assets and Liabilities

Deposits were ¥81,998.9 billion, a year-on-year increase of ¥3,350.3 billion and negotiable certificates of deposit were ¥8,366.3 billion, an increase of ¥1,370.7 billion.

Loans and bills discounted decreased ¥1,352.6 billion to ¥61,348.3 billion year on year. This was mainly attributable to a decrease in domestic lending as a result of the slow economy, despite our efforts to supply funds efficiently.

Total assets were ¥137,803.0 billion, a year-on-year increase of ¥14,643.5 billion.

(2)	Net Assets

Net assets were ¥7,132.0 billion, a year-on-year increase of ¥131.2 billion. Of them, stockholders’ equity was ¥4,921.4 billion, a year-on-year increase of ¥276.7 billion as a result of recording of net income.

(3)	Cash Flows

SMFG generated ¥13,793.7 billion of “Cash flows from operating activities,” used ¥11,148.2 billion of “Cash flows from investing activities,” and used ¥364.4 billion of “Cash flows from financing activities.”

Consequently, Cash and cash equivalents amounted to ¥5,645.0 billion, an increase of ¥2,273.9 billion.

(4)	Capital Ratio (preliminary)

Capital ratio was 16.63% on a consolidated basis.

Sumitomo Mitsui Financial Group, Inc. (8316)

3. Dividend Policy and Dividends for Fiscal 2010 and 2011

SMFG has a basic policy of steadily increasing returns to shareholders through the sustainable growth of its enterprise value, while enhancing its capital to maintain financial soundness in light of the public nature of its business as a bank holding company, and aims to realize a payout ratio of over 20% on a consolidated net income basis.

In line with this policy, SMFG decided to pay the following year-end dividends on common stocks, in view of the fiscal 2010 operating results. Dividends on preferred stocks will be paid as prescribed.

Common stock:
Year-end dividends	¥ 50		per share
Annual (including interim dividend)	¥ 100			(the same as fiscal 2009)
Preferred stock (type 6):
Year-end dividends	¥ 44,250
Annual (including interim dividend)	¥ 88,500

SMFG intends to pay the following dividends for fiscal 2011, based on the earnings forecast, level of dividend payout ratio and policy of maintaining stable dividend payment.

Common stock	¥ 100		per share	(the same as fiscal 2009)
[interim dividends]	[50	]

4. Risk Factors

Principal risk factors that could materially affect SMFG’s operating results and financial position are as follows. SMFG takes necessary measures to prevent/mitigate the risk of such events from occurring, and responds quickly and appropriately when such events do occur.

—	Risk of economic and financial environment deteriorating
—	Risk of SMFG’s strategy failing
—	Risk of joint venture, alliance, investment, merger and acquisition failing
—	Risk of overseas expansion failing
—	Risk of non-performing loans and credit costs increasing
—	Risks associated with equity portfolio
—	Risks associated with trading business and investment activities
—	Risks associated with foreign exchange trading
—	Risk of capital ratio declining
—	Risks resulting from natural disasters
—	Risks associated with transactions with counterparties in Iran and other countries designated by the U.S. Department of State as state sponsors of terrorism
—	Risks related to changes in laws, regulations, regimes, and other regulatory matters

(Note) The above risk factors are as of May 13, 2011.

Sumitomo Mitsui Financial Group, Inc. (8316)

II. Overview of SMFG Group

SMFG group conducts primary banking business through the following financial services: securities services, leasing, credit card services, investment banking, loans and venture capital. SMFG has 327 consolidated subsidiaries and 47 companies accounted for by the equity method.

* Consolidated subsidiary     ** Equity method affiliate

Sumitomo Mitsui Financial Group, Inc.

Banking business

Principal subsidiaries and affiliated companies

Domestic

* Sumitomo Mitsui Banking Corporation ("SMBC")
* THE MINATO BANK, LTD (Listed on the First Section of Tokyo Stock Exchange and Osaka Securities Exchange)
* Kansai Urban Banking Corporation (Listed on the First Section of Tokyo Stock Exchange and Osaka Securities Exchange)
* The Japan Net Bank, Limited (Internet banking)
* SMBC Guarantee Co., Ltd. (Credit guarantee)

Overseas

* Sumitomo Mitsui Banking Corporation Europe Limited
* Sumitomo Mitsui Banking Corporation (China) Limited
* Manufacturers Bank
* Sumitomo Mitsui Banking Corporation of Canada
* Banco Sumitomo Mitsui Brasileiro S.A.
* ZAO Sumitomo Mitsui Rus Bank
* PT Bank Sumitomo Mitsui Indonesia
* Sumitomo Mitsui Banking Corporation Malaysia Berhad

** Vietnam Export Import Commercial Joint Stock Bank

Securities services

Principal subsidiaries

Domestic

* SMBC Friend Securities Co., Ltd.
* Nikko Cordial Securities Inc. (Notes 1)

Overseas

* SMBC Nikko Securities America, Inc.
* SMBC Nikko Capital Markets Limited

Leasing

Principal subsidiaries and affiliated companies

Domestic

* Sumitomo Mitsui Finance and Leasing Company, Limited

** Sumitomo Mitsui Auto Service Company, Limited

Overseas

* SMBC Leasing and Finance, Inc.

Credit card services

Principal subsidiaries and affiliated companies

Domestic

* Sumitomo Mitsui Card Company, Limited
* Cedyna Financial Corporation (Notes 2) (Listed on the First Section of Tokyo Stock Exchange and Nagoya Stock Exchange)
* SAKURA CARD CO., Ltd.

** POCKET CARD CO., LTD. (Listed on the First Section of Tokyo Stock Exchange)

Other business

Principal subsidiaries and affiliated companies

Domestic

* ORIX Credit Corporation (Consumer finance)
* SMBC Venture Capital Co., Ltd. (Venture capital)
* SMBC Consulting Co., Ltd. (Management consulting and information services)
* SMBC Finance Service Co., Ltd. (Loans, factoring and collecting agent)
* Financial Link Company, Limited (Data processing service and consulting)
* The Japan Research Institute, Limited (System development, data processing, management consulting and economic research)
* Sakura KCS Corporation (System engineering and data processing) (Listed on the Second Section of Osaka Securities Exchange)
* Japan Pension Navigator Co., Ltd. (Operational management of defined contribution pension plans)
* SMM Auto Finance, Inc. (Automobile sales finance)

** Promise Co., Ltd. (Consumer finance) (Listed on the First Section of Tokyo Stock Exchange) (Notes 3)

** At-Loan Co., Ltd. (Consumer finance) (Notes 3)

** Daiwa SB Investments Ltd. (Investment advisory and investment trust management)

** Sumitomo Mitsui Asset Management Company, Limited (Investment advisory and investment trust management)

** JSOL CORPORATION (System development and data processing)

** Sakura Information Systems Co., Ltd. (System engineering and data processing)

Overseas

* SMBC Capital Markets, Inc. (Derivatives and investments)

Sumitomo Mitsui Financial Group, Inc. (8316)

Notes:	1.	Nikko Cordial Securities Inc. changed its trade name to SMBC Nikko Securities Inc. on April 1, 2011.
	2.

Cedyna Financial Corporation became a wholly-owned subsidiary of SMFG Card & Credit, Inc., a consolidated subsidiary of SMFG, on May 1, 2011. Cedyna Financial Corporation was delisted on April 26, 2011.

	3.	At-Loan Co., Ltd. was merged with Promise Co., Ltd. on April 1, 2011.

III. Management Policy

1. Our Basic Policy

We aim to become “a globally competitive financial services group with the highest trust” by maximizing our strength of “Spirit of Innovation,” ”Speed” and “Solution & Execution,” by demonstrating our corporate slogan as “LEAD THE VALUE,” and our mission is as follows:

-	To provide optimum added value to our customers and together with them achieve growth,
-	To create sustainable shareholder value through business growth, and
-	To provide a challenging and professionally rewarding work environment for our dedicated employees.

2. Targeted Management Indices

Under the new management, the SMFG group has launched a new medium-term management plan for coming three years from fiscal 2011 to 2013 and we set two management targets as follows:

-	Aim for top quality in strategic business areas,
-	Establish a solid financial base and corporate infrastructure enough to address the new financial regulations and competitive environment.

We also set the following four objectives and financial targets, aiming to achieve well-balanced and steady improvement of “financial soundness,” “profitability,” and “growth,”

-	Achieve sufficient Core Tier I ratio as required for a global player (“financial soundness”),
-	Enhance risk-return profile by improving asset quality (“profitability”),
-	Aim for top-level cost efficiency among global players (“profitability”), and
-	Expand overseas business by capturing growing business opportunities especially in Asia (“growth”).

Numerical targets

	Financial soundness	Core Tier I Ratio*1,2	approx. 8%
Fiscal		Consolidated net income RORA*2	approx. 0.8%
2013	Profitability	Consolidated overhead ratio*2	50%-55%
Targets		Overhead ratio*3	45%-50%
	Growth	Overseas banking profit ratio*4	approx. 30%
*1	Calculated based on the definition at the full implementation of Basel III in 2019;
regulatory adjustments are fully deducted from Common Equity Tier I
*2	SMFG consolidated basis *3 SMBC non-consolidated basis
*4	Managerial accounting basis. Proportion of Banking profit generated by International
Banking Unit within Marketing units

3. Medium- to Long-term Management Strategy

“Unpredictable,” “uncertain,” and “unstable” still continue to describe the business environment surrounding the SMFG group, including economic and market trends, due to the comprehensive impacts of the Great East Japan Earthquake to the Japanese economy, as well as fiscal deficits in the developed countries, soaring commodity prices, inflation in the emerging countries, political turmoil centered on the Middle East, and global strengthening of financial regulations. However, we strongly support Japan’s reconstruction on the financial front collaborating with public sector and will make every effort to put the economy back on the track where it performs a key role in sustainable growth of the global economy.

Against the backdrop, in order to respond sufficiently to clients’ financial needs in a timely and effective manner, we aim to establish a globally competitive business, corporate and financial base by focusing on five strategic business areas, while addressing impacts from new financial regulations and other issues.

Despite such a challenging environment, we, the SMFG group, will move forward responding proactively and flexibly to ever-changing environment, and make effort to increase shareholders’ value to become a top-tier global financial services group by pursuing the aforementioned management targets and financial targets.

Sumitomo Mitsui Financial Group, Inc. (8316)

4. Issues to be Addressed

For next three years, we implement and execute focused business strategies in five designated critical business areas, establish a solid financial base and corporate infrastructure that support those strategies and maximize power of integrated organization as “Team SMFG, Team SMBC,” in order to achieve the management and financial targets.

(1)	Initiatives for each strategic business area

(a)	Financial consulting for individuals

To capture growing, and diversifying wealth management needs of our Japanese individual clients, we further strengthen financial consulting capabilities of SMBC, SMBC Nikko Securities Inc. and SMBC Friend Securities Co., Ltd. and increase our assets under management on a group-wide basis, through such initiatives as:

-	enhancing consulting skills and expertise of 5,000 financial consultants on a group-wide basis, and
-	enhancing cross-sell of products and services by redeployment of skillful consultants on a group-wide basis.

(b)	Solution providing for corporations

To respond effectively and quickly to the management agenda of our corporate clients such as global business expansion and diversified funding needs, we strengthen our group-wide capabilities of providing advanced financial solutions by enhancing cross-sell between SMBC and SMBC Nikko Securities, and by integrating operation of SMBC’s domestic and overseas offices, through such initiatives as:

-	providing solution to our clients leveraging our commercial banking and investment banking capabilities, and
-	expanding operational integration between SMBC’s domestic and overseas offices from Mainland China into all Greater China, including Hong Kong and Taiwan.

(c)	Commercial banking in emerging markets, especially in Asia

To capture expanding business opportunities as well as to respond to an increasing demand for support of our clients’ global business developments, we establish a commercial banking platform with top quality in emerging markets centered on Asia, and aim to grow overseas banking profit ratio (*) to 30% in fiscal 2013 and to grow banking profit in Asia by 50% in fiscal 2013 by:

-	allocating capital and human resources to overseas business aggressively, and
-	setting up a special department in charge of laying out a strategy to significantly expand our network and presence in emerging markets.
(*)	Proportion of banking profit generated by overseas operation within Marketing Units

(d)	Broker-dealer / Investment banking

To address global and diversified needs of our corporate clients and financial needs of global investors, we fortify SMBC Nikko Securities as the principal driver of the SMFG group’s corporate finance capabilities, by:

-	strengthening its capability of global underwriting and advisory such as global offerings and cross-boarder M&As through increasing its overseas staff and operation, and
-	enforcing its marketing capability to leading investors not only in Japan but also in Asia, the U.S., and Europe.

(e)	Non-asset business such as Payment & settlement services and Asset management

To improve risk-return profile of our business portfolio, we reinforce payment & settlement services and asset management by:

-	responding to our clients’ expanding needs for deposits, foreign exchange, and accompanying financing needs in emerging markets, especially in Asia, and
-	promoting vertical integration of supply chain within the group and pursuing strategic alliances with overseas players.

(2)	Establish a solid financial base and corporate infrastructure

To support execution of our strategic initiatives, we establish a corporate infrastructure in line with our group-wide and global business operation, by:

-	strengthening group-wide management capabilities such as on risk management,
-	strengthening a corporate infrastructure to support our global expansion, such as enhancing global capabilities of employees and improving credit management globally, and
-	pursuing efficient operation further by leveraging IT systems.

Through these initiatives, we aim to achieve steady results, and further increase its value to its customers and shareholders and in the financial markets and society.

Sumitomo Mitsui Financial Group, Inc. (8316)

IV. Consolidated Financial Statements

    1. Consolidated Balance Sheets

	(Millions of yen)
March 31,	2011	2010
Assets:
Cash and due from banks	¥9,233,906	¥5,839,672
Call loans and bills bought	851,636	1,121,145
Receivables under resale agreements	131,104	25,226
Receivables under securities borrowing transactions	4,740,410	5,440,622
Monetary claims bought	1,122,307	1,006,738
Trading assets	6,632,898	6,708,688
Money held in trust	24,011	18,734
Securities	39,952,123	28,623,968
Loans and bills discounted	61,348,355	62,701,033
Foreign exchanges	1,077,024	1,107,289
Lease receivables and investment assets	1,734,169	1,839,662
Other assets	4,604,732	3,610,046
Tangible fixed assets	1,168,908	1,081,125
Buildings	350,494	314,461
Land	551,839	544,075
Lease assets	10,527	8,159
Construction in progress	4,464	8,206
Other tangible fixed assets	251,583	206,222
Intangible fixed assets	674,216	626,248
Software	262,068	215,563
Goodwill	352,790	363,507
Lease assets	361	367
Other intangible fixed assets	58,995	46,809
Deferred tax assets	644,736	728,586
Customers’ liabilities for acceptances and guarantees	4,921,500	3,749,056
Reserve for possible loan losses	(1,058,945)	(1,068,329)

Total assets	¥137,803,098	¥123,159,513

Sumitomo Mitsui Financial Group, Inc. (8316)

(continued)

	(Millions of yen)
March 31,	2011	2010
Liabilities:
Deposits	¥81,998,940	¥78,648,595
Negotiable certificates of deposit	8,366,323	6,995,619
Call money and bills sold	2,629,407	2,119,557
Payables under repurchase agreements	726,365	1,120,860
Payables under securities lending transactions	5,713,233	4,315,774
Commercial paper	337,120	310,787
Trading liabilities	5,248,302	5,066,727
Borrowed money	10,769,668	5,470,578
Foreign exchanges	256,160	192,299
Short-term bonds	1,183,198	1,212,178
Bonds	3,866,095	3,422,672
Due to trust account	216,171	159,554
Other liabilities	4,188,259	3,193,146
Reserve for employee bonuses	45,176	43,443
Reserve for executive bonuses	2,496	2,333
Reserve for employee retirement benefits	44,604	41,691
Reserve for executive retirement benefits	2,728	8,216
Reserve for point service program	18,927
Reserve for reimbursement of deposits	9,923	11,734
Reserve for losses on interest repayment	59,812
Reserves under the special laws	392	393
Deferred tax liabilities	20,517	26,520
Deferred tax liabilities for land revaluation	45,698	46,966
Acceptances and guarantees	4,921,500	3,749,056

Total liabilities	130,671,024	116,158,708

Net assets:
Capital stock	2,337,895	2,337,895
Capital surplus	978,851	978,897
Retained earnings	1,776,433	1,451,945
Treasury stock	(171,760)	(124,061)

Total stockholders’ equity	4,921,419	4,644,677

Net unrealized gains on other securities	272,306	412,708
Net deferred losses on hedges	(9,701)	(39,367)
Land revaluation excess	33,357	34,955
Foreign currency translation adjustments	(122,889)	(101,650)

Total accumulated other comprehensive income	173,073	306,646

Stock acquisition rights	262	81
Minority interests	2,037,318	2,049,400

Total net assets	7,132,073	7,000,805

Total liabilities and net assets	¥137,803,098	¥123,159,513

Sumitomo Mitsui Financial Group, Inc. (8316)

2. Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

(Consolidated Statements of Income)

	(Millions of yen)
Year ended March 31,	2011	2010
Ordinary income:	¥3,845,861	¥3,166,465
Interest income	1,612,599	1,695,805
Interest on loans and discounts	1,199,083	1,280,297
Interest and dividends on securities	251,311	241,216
Interest on call loans and bills bought	9,305	7,657
Interest on receivables under resale agreements	2,351	902
Interest on receivables under securities borrowing transactions	8,464	5,413
Interest on deposits with banks	18,592	14,757
Interest on lease transactions	71,589	74,542
Other interest income	51,900	71,018
Trust fees	2,335	1,778
Fees and commissions	897,461	729,364
Trading income	237,093	194,087
Other operating income	1,039,662	453,012
Lease-related income	62,810	54,253
Installment-related income	623,907	178,641
Other	352,944	220,117
Other income	56,709	92,416
Ordinary expenses:	3,020,432	2,607,696
Interest expenses	294,947	314,893
Interest on deposits	107,758	145,979
Interest on negotiable certificates of deposit	31,665	34,042
Interest on call money and bills sold	3,788	6,271
Interest on payables under repurchase agreements	2,753	1,390
Interest on payables under securities lending transactions	8,847	6,165
Interest on commercial paper	1,164	194
Interest on borrowed money	44,298	37,708
Interest on short-term bonds	2,006	2,902
Interest on bonds	66,940	70,749
Other interest expenses	25,723	9,489
Fees and commissions payments	131,230	120,748
Other operating expenses	858,243	401,773
Lease-related expenses	37,352	30,833
Installment-related expenses	587,427	164,150
Other	233,463	206,789
General and administrative expenses	1,355,322	1,161,302
Other expenses	380,688	608,978
Provision for reserve for possible loan losses	48,720	201,620
Other	331,967	407,358

Ordinary profit	825,428	558,769

Sumitomo Mitsui Financial Group, Inc. (8316)

(continued)

	(Millions of yen)
Year ended March 31,	2011	2010
Extraordinary gains	16,798	18,222
Gains on disposal of fixed assets	884	17,179
Gains on negative goodwill	409	—
Recoveries of written-off claims	2,813	968
Transfer from reserve for eventual future operating losses from financial instruments transactions	35	74
Other extraordinary gains	12,655	—
Extraordinary losses	14,913	18,894
Losses on disposal of fixed assets	5,914	6,003
Losses on impairment of fixed assets	5,411	12,856
Provision for reserve for eventual future operating losses from financial instruments transactions	34	34
Other extraordinary losses	3,552	—

Income before income taxes and minority interests	827,313	558,097

Income taxes	240,771	178,870
current	97,446	104,110
deferred	143,325	74,759
Income before minority interests	586,542	—

Minority interests in net income	110,646	107,668

Net income	¥475,895	¥271,559

Sumitomo Mitsui Financial Group, Inc. (8316)

(continued)

(Consolidated Statements of Comprehensive Income)

	(Millions of yen)
Year ended March 31,	2011	2010
Income before minority interests	¥586,542	¥—
Other comprehensive income
Net unrealized losses on other securities	(150,002)	—
Net deferred gains on hedges	29,587	—
Foreign currency translation adjustments	(60,928)	—
Share of other comprehensive income of associates accounted for by equity method	8,176	—
Total other comprehensive income	(173,166)	—

Total comprehensive income	413,375	—

Comprehensive income attributable to shareholders of the parent	343,920	—
Comprehensive income attributable to minority interests	69,455	—

Sumitomo Mitsui Financial Group, Inc. (8316)

3. Consolidated Statements of Changes in Net Assets

	(Millions of yen)
Year ended March 31,	2011	2010
Stockholders’ equity
Capital stock
Balance at the end of the previous fiscal year	¥2,337,895	¥1,420,877
Changes in the fiscal year
Issuance of new shares	—	917,018

Net changes in the fiscal year	—	917,018

Balance at the end of the fiscal year	2,337,895	2,337,895

Capital surplus
Balance at the end of the previous fiscal year	978,897	57,245
Changes in the fiscal year
Issuance of new shares	—	928,094
Disposal of treasury stock	(46)	(108)
Decrease due to decrease in affiliates	—	(6,333)

Net changes in the fiscal year	(46)	921,652

Balance at the end of the fiscal year	978,851	978,897

Retained earnings
Balance at the end of the previous fiscal year	1,451,945	1,245,085
Changes in the fiscal year
Cash dividends	(152,878)	(71,174)
Net income	475,895	271,559
Increase due to increase in subsidiaries	13	8
Increase due to decrease in subsidiaries	3	3
Decrease due to increase in subsidiaries	(13)	(11)
Decrease due to decrease in subsidiaries	(10)	(1)
Increase due to decrease in affiliates	—	6,333
Decrease due to decrease in affiliates	(126)	—
Reversal of land revaluation excess	1,604	141

Net changes in the fiscal year	324,488	206,859

Balance at the end of the fiscal year	1,776,433	1,451,945

Treasury stock
Balance at the end of the previous fiscal year	(124,061)	(124,024)
Changes in the fiscal year
Purchase of treasury stock	(47,759)	(189)
Disposal of treasury stock	60	152

Net changes in the fiscal year	(47,699)	(36)

Balance at the end of the fiscal year	(171,760)	(124,061)

Total stockholders’ equity
Balance at the end of the previous fiscal year	4,644,677	2,599,183
Changes in the fiscal year
Issuance of new shares	—	1,845,113
Cash dividends	(152,878)	(71,174)
Net income	475,895	271,559
Purchase of treasury stock	(47,759)	(189)
Disposal of treasury stock	13	43
Increase due to increase in subsidiaries	13	8
Increase due to decrease in subsidiaries	3	3
Decrease due to increase in subsidiaries	(13)	(11)
Decrease due to decrease in subsidiaries	(10)	(1)
Increase due to decrease in affiliates	—	6,333
Decrease due to decrease in affiliates	(126)	(6,333)
Reversal of land revaluation excess	1,604	141

Net changes in the fiscal year	276,742	2,045,493

Balance at the end of the fiscal year	4,921,419	4,644,677

Sumitomo Mitsui Financial Group, Inc. (8316)

(continued)

	(Millions of yen)
Year ended March 31,	2011	2010
Total accumulated other comprehensive income
Net unrealized gains (losses) on other securities
Balance at the end of the previous fiscal year	412,708	(14,649)
Changes in the fiscal year
Net changes in items other than stockholders’ equity in the fiscal year	(140,402)	427,358

Net changes in the fiscal year	(140,402)	427,358

Balance at the end of the fiscal year	272,306	412,708

Net deferred losses on hedges
Balance at the end of the previous fiscal year	(39,367)	(20,835)
Changes in the fiscal year
Net changes in items other than stockholders’ equity in the fiscal year	29,666	(18,531)

Net changes in the fiscal year	29,666	(18,531)

Balance at the end of the fiscal year	(9,701)	(39,367)

Land revaluation excess
Balance at the end of the previous fiscal year	34,955	35,159
Changes in the fiscal year
Net changes in items other than stockholders’ equity in the fiscal year	(1,597)	(204)

Net changes in the fiscal year	(1,597)	(204)

Balance at the end of the fiscal year	33,357	34,955

Foreign currency translation adjustments
Balance at the end of the previous fiscal year	(101,650)	(129,068)
Changes in the fiscal year
Net changes in items other than stockholders’ equity in the fiscal year	(21,238)	27,418

Net changes in the fiscal year	(21,238)	27,418

Balance at the end of the fiscal year	(122,889)	(101,650)

Total accumulated other comprehensive income
Balance at the end of the previous fiscal year	306,646	(129,394)
Changes in the fiscal year
Net changes in items other than stockholders’ equity in the fiscal year	(133,573)	436,040

Net changes in the fiscal year	(133,573)	436,040

Balance at the end of the fiscal year	173,073	306,646

Stock acquisition rights
Balance at the end of the previous fiscal year	81	66
Changes in the fiscal year
Net changes in items other than stockholders’ equity in the fiscal year	180	15

Net changes in the fiscal year	180	15

Balance at the end of the fiscal year	262	81

Minority interests
Balance at the end of the previous fiscal year	2,049,400	2,141,908
Changes in the fiscal year
Net changes in items other than stockholders’ equity in the fiscal year	(12,081)	(92,508)

Net changes in the fiscal year	(12,081)	(92,508)

Balance at the end of the fiscal year	2,037,318	2,049,400

Sumitomo Mitsui Financial Group, Inc. (8316)

(continued)

	(Millions of yen)
Year ended March 31,	2011	2010
Total net assets
Balance at the end of the previous fiscal year	7,000,805	4,611,764
Changes in the fiscal year
Issuance of new shares	—	1,845,113
Cash dividends	(152,878)	(71,174)
Net income	475,895	271,559
Purchase of treasury stock	(47,759)	(189)
Disposal of treasury stock	13	43
Increase due to increase in subsidiaries	13	8
Increase due to decrease in subsidiaries	3	3
Decrease due to increase in subsidiaries	(13)	(11)
Decrease due to decrease in subsidiaries	(10)	(1)
Increase due to decrease in affiliates	—	6,333
Decrease due to decrease in affiliates	(126)	(6,333)
Reversal of land revaluation excess	1,604	141
Net changes in items other than stockholders’ equity in the fiscal year	(145,474)	343,547

Net changes in the fiscal year	131,268	2,389,041

Balance at the end of the fiscal year	¥7,132,073	¥7,000,805

Sumitomo Mitsui Financial Group, Inc. (8316)

4. Consolidated Statements of Cash Flows

	(Millions of yen)
Year ended March 31,	2011	2010
Cash flows from operating activities:
Income before income taxes and minority interests	¥827,313	¥558,097
Depreciation	154,267	136,860
Losses on impairment of fixed assets	5,411	12,856
Amortization of goodwill	22,938	18,634
Gains on negative goodwill	(409)	—
Gains on step acquisitions	(12,655)	—
Equity in losses of affiliates	13,319	21,542
Net change in reserve for possible loan losses	(13,433)	(1,419)
Net change in reserve for employee bonuses	1,057	7,543
Net change in reserve for executive bonuses	163	813
Net change in reserve for employee retirement benefits	(2,987)	903
Net change in reserve for executive retirement benefits	(5,642)	204
Net change in reserve for point service program	(1,420)
Net change in reserve for reimbursement of deposits	(1,810)	(43)
Net change in reserve for losses on interest repayment	(17,566)
Interest income	(1,612,599)	(1,695,805)
Interest expenses	294,947	314,893
Net gains on securities	(61,648)	(19,837)
Net losses from money held in trust	148	245
Net exchange losses	280,834	83,038
Net (gains) losses from disposal of fixed assets	5,029	(11,176)
Net change in trading assets	7,813	(983,770)
Net change in trading liabilities	256,101	1,195,098
Net change in loans and bills discounted	1,401,384	3,591,071
Net change in deposits	3,628,657	1,918,359
Net change in negotiable certificates of deposit	1,380,003	(462,243)
Net change in borrowed money (excluding subordinated borrowings)	4,569,942	541,021
Net change in deposits with banks	(1,196,723)	(770,291)
Net change in call loans and bills bought and others	(18,924)	(474,477)
Net change in receivables under securities borrowing transactions	700,211	(3,226,847)
Net change in call money and bills sold and others	165,025	(473,642)
Net change in commercial paper	26,333	310,787
Net change in payables under securities lending transactions	1,397,458	(3,409,463)
Net change in foreign exchanges (assets)	(7,663)	(220,622)
Net change in foreign exchanges (liabilities)	64,083	(89,277)
Net change in lease receivables and investment assets	152,703	202,531
Net change in short-term bonds (liabilities)	(101,780)	168,836
Issuance and redemption of bonds (excluding subordinated bonds)	515,688	(211,844)
Net change in due to trust account	56,617	98,635
Interest received	1,635,444	1,760,370
Interest paid	(309,401)	(341,821)
Other, net	(279,956)	(321,815)

Subtotal	13,918,277	(1,772,056)
Income taxes paid	(124,540)	(108,864)

Net cash provided by (used in) operating activities	13,793,737	(1,880,921)

Sumitomo Mitsui Financial Group, Inc. (8316)

(continued)

	(Millions of yen)
Year ended March 31,	2011	2010
Cash flows from investing activities:
Purchases of securities	(67,169,471)	(46,300,009)
Proceeds from sale of securities	36,624,700	32,626,376
Proceeds from maturity of securities	19,626,268	14,263,916
Purchases of money held in trust	(6,942)	(9,748)
Proceeds from sale of money held in trust	5,236	27
Purchases of tangible fixed assets	(182,839)	(156,154)
Proceeds from sale of tangible fixed assets	6,966	37,114
Purchases of intangible fixed assets	(101,624)	(82,287)
Proceeds from sale of intangible fixed assets	528	111
Proceeds from sale of stocks of subsidiaries	314	—
Proceeds from purchase of stocks of subsidiaries resulting in changes in scope of consolidation	59,408	—
Purchases of stocks of subsidiaries resulting in changes in scope of consolidation	(10,756)	(537,007)

Net cash used in investing activities	(11,148,211)	(157,661)

Cash flows from financing activities:
Proceeds from issuance of subordinated borrowings	80,000	8,000
Repayment of subordinated borrowings	(87,500)	(78,000)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	256,751	611,172
Repayment of subordinated bonds and bonds with stock acquisition rights	(314,900)	(639,981)
Proceeds from issuance of new shares	—	1,824,896
Dividends paid	(152,612)	(71,063)
Proceeds from contributions paid by minority stockholders	471	388,000
Repayments to minority stockholders	(309)	(492,987)
Dividends paid to minority stockholders	(97,609)	(98,791)
Purchases of treasury stock	(47,759)	(189)
Proceeds from disposal of treasury stock	13	43
Purchases of treasury stock of subsidiaries	(1,001)	—
Proceeds from sale of treasury stock of subsidiaries	17	—

Net cash provided by (used in) financing activities	(364,438)	1,451,099

Effect of exchange rate changes on cash and cash equivalents	(7,185)	(302)

Net change in cash and cash equivalents	2,273,901	(587,786)
Cash and cash equivalents at the beginning of the period	3,371,193	3,800,890
Change in cash and cash equivalents due to merger of consolidated subsidiaries	—	158,089

Cash and cash equivalents at the end of the period	¥5,645,094	¥3,371,193

Sumitomo Mitsui Financial Group, Inc. (8316)

5. Note on the Assumption as a Going Concern

Not applicable.

6. Significant Accounting Policies for Preparing Consolidated Financial Statements

(1)	Scope of consolidation

(a) Consolidated subsidiaries	327 companies
Principal companies:	Sumitomo Mitsui Banking Corporation
THE MINATO BANK, LTD.
Kansai Urban Banking Corporation
Sumitomo Mitsui Banking Corporation Europe Limited
Sumitomo Mitsui Banking Corporation (China) Limited
SMBC Friend Securities Co., Ltd.
Nikko Cordial Securities Inc.
Sumitomo Mitsui Finance and Leasing Company, Limited
Sumitomo Mitsui Card Company, Limited
Cedyna Financial Corporation
SMBC Finance Service Co., Ltd.
The Japan Research Institute, Limited
SMBC Capital Markets, Inc.

Changes in the consolidated subsidiaries in the fiscal year ended March 31, 2011 are as follows:

9 companies including Cedyna Financial Corporation were newly consolidated through a third-party allotment of new shares issued by the company. 38 companies including SMBC Venture Capital Co., Ltd. were newly consolidated due mainly to acquisitions of stocks.

12 companies including SB Equity Securities (Cayman), Limited were excluded from the scope of consolidation because they were no longer subsidiaries due mainly to liquidation.

15 companies including Soir Leasing Co., Ltd. were excluded from the scope of consolidation and became unconsolidated subsidiaries that are not accounted for by the equity method because they became operators of silent partnerships for lease transactions.

(b)	Unconsolidated subsidiaries

Principal company:	SBCS Co., Ltd.

206 subsidiaries including SMLC MAHOGANY CO., LTD. are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have been excluded from the scope of consolidation pursuant to Article 5 Paragraph 1 Item 2 of Consolidated Financial Statements Regulations.

Other unconsolidated subsidiaries including SBCS Co., Ltd. are also excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings are immaterial, as such, they do not hinder a rational judgment of SMFG’s financial position and results of operations when excluded from the scope of consolidation.

(2)	Application of the equity method

(a)	Unconsolidated subsidiaries accounted for by the equity method 4 companies

Principal company:	SBCS Co., Ltd.

(b)	Affiliates accounted for by the equity method 43 companies

Principal companies:	Sumitomo Mitsui Auto Service Company, Limited Promise Co., Ltd. Daiwa SB Investments Ltd.

Changes in the equity method affiliates in the fiscal year ended March 31, 2011 are as follows:

4 companies including Famima Credit Corporation became equity method affiliates due mainly to acquisitions of stocks.

6 companies including Cedyna Financial Corporation were excluded from the scope of equity method affiliates because they became consolidated subsidiaries through a third-party allotment of new shares issued by the company. 9 companies including Daiwa SMBC Capital Co., Ltd. were also excluded due mainly to sales of stocks.

Sumitomo Mitsui Financial Group, Inc. (8316)

(c)	Unconsolidated subsidiaries that are not accounted for by the equity method

206 subsidiaries including SMLC MAHOGANY CO., LTD. are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have not been accounted for by the equity method pursuant to Article 10 Paragraph 1 Item 2 of Consolidated Financial Statements Regulations.

(d)	Affiliates that are not accounted for by the equity method

Principal company:	Daiwa SB Investments (USA) Ltd.

Affiliates that are not accounted for by the equity method are also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings are immaterial, and as such, they do not hinder a rational judgment of SMFG’s financial position and results of operations when excluded from the scope of equity method.

(3)	The balance sheet dates of consolidated subsidiaries

(a)	The balance sheet dates of the consolidated subsidiaries are as follows:

June 30	4	companies
July 31	2	companies
September 30	3	companies
October 31	1	company
November 30	7	companies
December 31	119	companies
January 31	18	companies
February 28	7	companies
March 31	166	companies

(b)	The subsidiaries with balance sheets dated June 30, July 31, September 30, November 30 and January 31 are consolidated using the financial statements as of March 31 for the purpose of consolidation. The subsidiaries with balance sheets dated October 31 are consolidated using the financial statements as of January 31. Certain subsidiaries with balance sheets dated December 31 are consolidated using the financial statements as of March 31. Other subsidiaries are consolidated using them on their respective balance sheet dates.

Appropriate adjustments were made for material transactions during the periods between their respective balance sheet dates and the consolidated closing date.

(4)	Special purpose entities

(a)	Outline of special purpose entities and transactions

SMBC, a consolidated subsidiary of SMFG, provides credit lines, liquidity lines and loans to 12 special purpose entities (“SPEs”) for their fund needs and issuing of commercial paper. The SPEs are engaged in purchases of monetary claims such as receivables from SMBC customers and incorporated under the laws of the Cayman Islands or as intermediate corporations with limited liabilities.

The combined assets and liabilities of the 12 SPEs as of their most recent closing dates were ¥2,274,626 million and ¥2,274,424 million, respectively. SMBC has no voting rights in the SPEs and sends no directors or employees.

(b)	Principal transactions with the SPEs as of and for the fiscal year ended March 31, 2011

(Millions of yen)

Balances of principal transactions as of March 31, 2011		Principal profit or loss for the fiscal year ended March 31, 2011
Item	Amount	Item	Amount
Loans and bills discounted	¥1,592,714	Interest on loans and discounts	¥15,978
Credit lines	593,578	Fees and commissions	1,665
Liquidity lines	291,991

(5)	Accounting policies

(a)	Standards for recognition and measurement of trading assets/liabilities and trading profits/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in “Trading assets” or “Trading liabilities” on the consolidated balance sheet on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as “Trading income” and “Trading losses.”

Sumitomo Mitsui Financial Group, Inc. (8316)

Securities and monetary claims purchased for trading purposes are stated at the fiscal year-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.

“Trading income” and “Trading losses” include interest received or paid during the fiscal year. The year-on-year valuation differences of securities and monetary claims are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the year-on-year valuation differences are also recorded in the above-mentioned accounts.

(b)	Standards for recognition and measurement of securities
(i)	Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (straight-line method) using the moving-average method. Investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method. Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as “other securities” (available-for-sale securities). Stocks in other securities that have market prices are carried at their average market prices during the final month of the fiscal year, and bonds and others that have market prices are carried at their fiscal year-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities which are extremely difficult to determine fair value with no available market prices are carried at cost using the moving-average method. Net unrealized gains (losses) on other securities, net of income taxes, are included in “Net assets,” after deducting the amount that is reflected in the fiscal year’s earnings by applying fair value hedge accounting
(ii)	Securities included in money held in trust are carried in the same method as in (a) and (b) (i) above.

(c)	Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value.

(d)	Depreciation
(i)	Tangible fixed assets

Buildings owned by SMFG and SMBC are depreciated using the straight-line method. Others are depreciated using the declining-balance method. The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Others:	2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.

(ii)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by SMFG and its consolidated domestic subsidiaries is depreciated over its estimated useful life (basically five years).

(iii)	Lease assets

Lease assets with respect to non-transfer ownership finance leases, which are recorded in “Tangible fixed assets,” are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero.

(e)	Reserve for possible loan losses

The reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings (“bankrupt borrowers”) or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation (“effectively bankrupt borrowers”), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees.

For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy (“potentially bankrupt borrowers”), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

Discounted Cash Flows (“DCF”) method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated and SMBC applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as “Past due loans (3 months or more)” or “Restructured loans,” whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

Sumitomo Mitsui Financial Group, Inc. (8316)

For other claims, a reserve is provided based on the historical loan-loss ratio.

For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment. The reserve is provided based on the results of these assessments.

The reserve for possible loan losses of other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off was ¥867,866 million.

(f)	Reserve for employee bonuses

The reserve for bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.

(g)	Reserve for executive bonuses

The reserve for executive bonuses is provided for payment of bonuses to executives, in the amount of estimated bonuses, which are attributable to the fiscal year.

(h)	Reserve for employee retirement benefits

The reserve for retirement benefits is provided for payment of retirement benefits to employees, in the amount deemed accrued at the fiscal year-end, based on the projected retirement benefit obligation and the fair value of plan assets at the fiscal year-end.

Unrecognized prior service cost is amortized using the straight-line method, primarily over 9 years within the employees’ average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized using the straight-line method, primarily over 9 years within the employees’ average remaining service period, commencing from the next fiscal year of incurrence.

(i)	Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to directors, corporate auditors and other executive officers, in the amount deemed accrued at the fiscal year-end based on our internal regulations.

(j)	Reserve for point service program

The reserve for point service program is provided for the potential future redemption of points awarded to customers under the “SMBC Point Pack,” credit card points programs, and other customer points award programs. The amount is calculated by converting the outstanding points into a monetary amount, and rationally estimating and recognizing the amount that will be redeemed in the future.

(k)	Reserve for reimbursement of deposits

The reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursements.

(l)	Reserve for losses on interest repayment

The reserve for losses on interest repayment is provided for the possible losses on future claims of repayment of interest based on historical interest repayment experience.

(m)	Reserve under the special laws

The reserve under the special laws is a reserve for contingent liabilities and provided for compensation for losses from securities related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Law.

(n)	Translation of foreign currency assets and liabilities

Assets and liabilities of SMFG and SMBC denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Sumitomo Mitsui Financial Group, Inc. (8316)

Other consolidated subsidiaries’ assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

(o)	Lease transactions

(i)	Recognition of income on finance leases

Interest income is allocated to each period.

(ii)	Recognition of income on operating leases

Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

(iii)	Recognition of income and expenses on installment sales

Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full period of the installment sales.

(p)	Hedge accounting

(i)	Hedging against interest rate changes

As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applies deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No.24) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

As a result of the application of JICPA Industry Audit Committee Report No.24, SMBC discontinued the application of hedge accounting or applied fair value hedge accounting to a portion of the hedging instruments using “macro hedge,” which had been applied in order to manage interest rate risk arising from large-volume transactions in loans, deposits and other interest-earning assets and interest-bearing liabilities as a whole using derivatives pursuant to “Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No.15). The deferred hedge losses and gains related to such a portion of hedging instruments are charged to “Interest income” or “Interest expenses” over a 12-year period (maximum) according to their maturity from the fiscal year ended March 31, 2004. At the fiscal year-end, gross amounts of deferred hedge losses and gains on “macro hedge” (before deducting tax effect) were ¥999 million and ¥960 million, respectively.

(ii)	Hedging against currency fluctuations

SMBC applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No.25) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No.25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

(iii)	Hedging against share price fluctuations

SMBC applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under other securities, and that are held for the purpose of strategic investment, and accordingly evaluates the effectiveness of such individual hedges.

(iv)	Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No.24 and No.25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Sumitomo Mitsui Financial Group, Inc. (8316)

Certain other consolidated subsidiaries apply the deferred hedge accounting or fair value hedge accounting or the special treatment for interest rate swaps. A consolidated domestic subsidiary (a leasing company) partly applies the accounting method that is permitted by “Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Leasing Industry” (JICPA Industry Audit Committee Report No.19).

(q)	Amortization of goodwill

Goodwill on SMBC Friend Securities Co., Ltd., Sumitomo Mitsui Finance and Leasing Company, Limited, Nikko Cordial Securities Inc., Kansai Urban Banking Corporation and Cedyna Financial Corporation is amortized using the straight-line method over 20 years. Goodwill on other companies is charged or credited to income directly when incurred.

(r)	Scope of “Cash and cash equivalents” on Consolidated Statement of Cash Flows

For the purposes of presenting the consolidated statement of cash flows, “Cash and cash equivalents” are cash on hand, non-interest earning deposits with banks and deposits paid to Bank of Japan.

(s)	Consumption tax

National and local consumption taxes of SMFG and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

Sumitomo Mitsui Financial Group, Inc. (8316)

7. Application of New Accounting Standards

(1)	Accounting Standard for Asset Retirement Obligations

“Accounting Standard for Asset Retirement Obligations”(Accounting Standards Board of Japan (“ASBJ”) Statement No. 18, issued on March 31, 2008) and “Guidance on Accounting Standard for Asset Retirement Obligations”(ASBJ Guidance No. 21, issued on March 31, 2008) became effective for fiscal years beginning on or after April 1, 2010. Accordingly, “Ordinary profit” and “Income before income taxes and minority interests” decreased by ¥919 million and ¥4,215 million, respectively, compared with the previous accounting method.

(2)	Accounting Standard for Business Combinations

“Accounting Standard for Business Combinations” (ASBJ Statement No. 21, revised on December 26, 2008), “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No. 22, issued on December 26, 2008), “Partial amendment to Accounting Standard for Research and Development Costs” (ASBJ Statement No. 23, issued on December 26, 2008), “Accounting Standard for Business Divestitures” (ASBJ Statement No. 7, revised on December 26, 2008), “Accounting Standard for Equity Method of Accounting for Investments” (ASBJ Statement No. 16, announced on December 26, 2008) and “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No. 10, revised on December 26, 2008) became effective for fiscal years beginning on or after April 1, 2010, and SMFG has applied them from the fiscal year ended March 31, 2011.

8. Changes in presentation

(1)	Consolidated balance sheets

“Other liabilities” as of March 31, 2010, included “Reserve for point service program” of ¥14,091 million and “Reserve for losses on interest repayment” of ¥9,735 million. From the fiscal year ended March 31, 2011, they are presented individually because the amounts have become significant.

(2)	Consolidated statements of income

SMFG presents “Income before minority interests” on the consolidated statements of income from the fiscal year ended March 31, 2011 because “Cabinet Office Ordinance of Partial Amendment to Regulation for Terminology, Forms and Preparation of Financial Statements” (Cabinet Office Ordinance No. 5, March 24, 2009) became effective for fiscal years beginning on or after April 1, 2010.

(3)	Consolidated statements of cash flows

In the fiscal year ended March 31, 2010, “Other, net” included “Net change in reserve for point service program” and “Net change in reserve for losses on interest repayment,” a decrease of ¥879 million and an increase of ¥1,040 million, respectively. From the fiscal year ended March 31, 2011, they are presented individually because the amounts have become significant.

9. Additional Information

(1)	Accounting Standard for Equity Method of Accounting for Investments

SMFG has applied “Accounting Standard for Equity Method of Accounting for Investments” (ASBJ Statement No. 16, issued on March 10, 2008) and “Practical Solution on Unification of Accounting Policies Applied to Associates Accounted for Using the Equity Method” (ASBJ Practical Issues Task Force No. 24, issued on March 10, 2008) because they became effective for the fiscal years beginning on or after April l, 2010. This accounting change has no impact on the consolidated financial statements.

(2)	Accounting Standard for Presentation of Comprehensive Income

“Accounting Standard for Presentation of Comprehensive Income” (ASBJ Statement No. 25, issued June 30, 2010) became effective for consolidated financial statements for the fiscal years ending on or after March 31, 2011. Accordingly, SMFG has applied this standard and presents “Valuation and transaction adjustments” and “Total valuation and transaction adjustments” as of and for the fiscal year ended March 31, 2010 as “Accumulated other comprehensive income” and “Total accumulated other comprehensive income” as of and for the fiscal year ended March 31, 2011, respectively.

Sumitomo Mitsui Financial Group, Inc. (8316)

10. Notes to Consolidated Financial Statements

(Notes to Consolidated Balance Sheets)

(1)	Securities included stocks of unconsolidated subsidiaries and affiliates of ¥277,959 million and investments of ¥1,870 million.

(2)	Japanese government bonds as a sub-account of Securities and trading securities as a sub-account of Trading assets include ¥50,935 million of unsecured loan securities for which borrowers have the right to sell or pledge.

As for the unsecured borrowed securities for which consolidated subsidiaries have the right to sell or pledge and the securities which consolidated subsidiaries purchased under resale agreements and borrowed with cash collateral, that are permitted to be sold or pledged without restrictions, ¥3,032,285 million of securities are pledged, and ¥232,420 million of securities are held in hand as of the consolidated balance sheet date.

(3)	Bankrupt loans and Non-accrual loans were ¥90,777 million and ¥1,031,828 million, respectively.

“Bankrupt loans” are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of the Enforcement Ordinance No.97 of the Japanese Corporate Tax Law (issued in 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons.

“Non-accrual loans” are loans on which accrued interest income is not recognized, excluding “Bankrupt loans” and loans on which interest payments are deferred in order to support the borrowers’ recovery from financial difficulties.

(4)	Past due loans (3 months or more) totaled ¥25,438 million.

“Past due loans (3 months or more)” are loans on which the principal or interest is past due for three months or more, excluding “Bankrupt loans” and “Non-accrual loans.”

(5)	Restructured loans totaled ¥498,323 million.

“Restructured loans” are loans on which terms and conditions have been amended in favor of the borrowers (e.g., reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers’ recovery from financial difficulties, excluding “Bankrupt loans,” “Non-accrual loans” and “Past due loans (3 months or more).”

(6)	The total amount of Bankrupt loans, Non-accrual loans, Past due loans (3 months or more) and Restructured loans was ¥1,646,369 million.

The amounts of loans presented in Notes (3) to (6) above are the amounts before deduction of reserve for possible loan losses.

(7)	Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No.24. SMFG’s banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value was ¥667,310 million.

(8)	Assets pledged as collateral were as follows:

(Millions of yen)
Assets pledged as collateral
Cash and due from banks	¥2,859
Call loans and bills bought	327,259
Monetary claims bought	1,926
Trading assets	2,565,106
Securities	8,586,487
Loans and bills discounted	2,149,928
Lease receivables and investment assets	10,436
Tangible fixed assets	15,019
Other assets (installment account receivable, etc.)	5,102

Sumitomo Mitsui Financial Group, Inc. (8316)

Liabilities corresponding to assets pledged as collateral
Deposits	¥26,053
Call money and bills sold	955,000
Payables under repurchase agreements	726,365
Payables under securities lending transactions	5,078,535
Trading liabilities	356,577
Borrowed money	5,119,245
Other liabilities	11,140
Acceptances and guarantees	110,568

In addition, Cash and due from banks of ¥32,987 million, Trading assets of ¥177,403 million, Securities of ¥20,790,338 million were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes.

Other assets include surety deposits and intangible of ¥119,299 million, variation margins of futures markets of ¥18,029 million, and other variation margins of ¥84,382 million.

(9)	Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments was ¥45,842,366 million and the amount of unused commitments whose original contract terms are within one year or unconditionally cancelable at any time was ¥39,563,617 million. Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when such need arises and securing claims after the contracts are made.

(10)	SMBC and another consolidated subsidiary revaluated their own land for business activities in accordance with the “Law Concerning Land Revaluation” (the “Law”) effective March 31, 1998 and the law concerning amendment of the Law effective March 31, 2001. The income taxes corresponding to the net unrealized gains are reported in “Liabilities” as “Deferred tax liabilities for land revaluation,” and the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

A certain affiliate also revaluated its own land for business activities in accordance with the Law. The net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Date of the revaluation

SMBC:

March 31, 1998 and March 31, 2002

Another consolidated subsidiary and an affiliate:

March 31, 1999 and March 31, 2002

Method of revaluation (stipulated in Article 3-3 of the Law)

SMBC:

Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2-3, 2-4 or 2-5 of the Enforcement Ordinance of the Law Concerning Land Revaluation (the Enforcement Ordinance No.119) effective March 31, 1998.

Another consolidated subsidiary and an affiliate:

Fair values were determined based on the values stipulated in Article 2-3 and 2-5 of the Enforcement Ordinance No.119.

(11)	Accumulated depreciation on tangible fixed assets amounted to ¥717,073 million.

(12)	Deferred gain on fixed assets deductible for tax purposes amounted to ¥66,443 million.

(13)	The balance of subordinated debt included in “Borrowed money” was ¥371,232 million.

(14)	The balance of subordinated bonds included in “Bonds” was ¥2,160,616 million.

(15)	The amount guaranteed by banking subsidiaries to privately-placed bonds (stipulated by Article 2-3 of Financial Instruments and Exchange Law) in “Securities” was ¥1,969,902 million.

Sumitomo Mitsui Financial Group, Inc. (8316)

(Notes to Consolidated Statements of Income)

(1)	“Other income” included gains on sales of stocks and other securities of ¥27,523 million.

(2)	“Other expenses” included write-off of loans of ¥156,571 million, losses on devaluation of stocks and other securities of ¥114,921 million, provision for reserve for losses on interest repayment of ¥14,530 million and equity in losses of affiliates of ¥13,319 million.

(3)	“Extraordinary gains” included gains on step acquisitions of ¥12,655 million.

(4)	“Extraordinary losses” included the influence amount ¥3,552 million as a result of the application of “Accounting Standard for Asset Retirement Obligations.”

(5)	The difference between the recoverable amount and the book value of the following assets is recognized as “Losses on impairment of fixed assets” and included in “Extraordinary losses” in the fiscal year.

(Millions of yen)

Area	Purpose of use		Type	Impairment loss
Tokyo metropolitan area	Corporate assets	5 items	Land and buildings, etc.	¥ 254
	Idle assets	39 items		1,070
	Others	4 items		461
Kinki area	Branches	4 branches	Land and buildings, etc.	69
	Idle assets	42 items		3,542
Others	Idle assets	5 items	Land and buildings, etc.	13

At SMBC, a branch, which continuously manages and determines its income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss of fixed assets. Assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which do not produce cash flows that can be attributed to individual assets are treated as corporate assets. As for idle assets, impairment loss is measured individually. At other consolidated subsidiaries, a branch or other group is the smallest asset grouping unit as well.

SMBC and other subsidiaries reduced the carrying amounts of long-lived assets of which investments are not expected to be fully recovered to their recoverable amounts, and recognized the losses as “losses on impairment of fixed assets,” which is included in “Other expenses.” SMBC reduced the carrying amounts of corporate assets and idle assets, and other consolidated subsidiaries reduced the carrying amounts of long-lived assets of their branches, corporate assets, and idle assets. The recoverable amount is calculated using net realizable value which is basically determined by subtracting the expected disposal cost from the appraisal value based on the Real Estate Appraisal Standard.

(Notes to Consolidated Statements of Comprehensive Income)

(1)	Other comprehensive income for the fiscal year ended March 31, 2010

(Millions of yen)
Other comprehensive income	¥ 424,477
Net unrealized gains on other securities	465,868
Net deferred losses on hedges	(19,065)
Foreign currency translation adjustments	(4,399)
Share of other comprehensive income of associates accounted for by equity method	(17,926)

(2)	Comprehensive income for the fiscal year ended March 31, 2010

(Millions of yen)
Comprehensive income	¥ 803,705
Comprehensive income attributable to shareholders of the parent	707,804
Comprehensive income attributable to minority interests	95,900

Sumitomo Mitsui Financial Group, Inc. (8316)

(Notes to Consolidated Statements of Changes in Net Assets)

(1)	Type and number of shares issued and treasury shares

	Number of shares as of the previous fiscal year-end	Number of shares increased in the fiscal year	Number of shares decreased in the fiscal year	Number of shares as of the fiscal year-end
Shares issued
Common stock	1,414,055,625	–	–	1,414,055,625
Preferred stock (1st series type 6)	70,001	–	–	70,001
Total	1,414,125,626	–	–	1,414,125,626
Treasury shares
Common stock	17,070,100	(*) 15,516,991	(*) 5,177	32,581,914
Total	17,070,100	15,516,991	5,177	32,581,914
(*)	Increase in number of treasury common shares issued
•	37,591 shares due to purchase of fractional shares
•

15,479,400 shares due to acquisition of SMFG shares by SMFG Card & Credit, Inc., a wholly-owned subsidiary of SMFG, in connection with making Cedyna Financial Corporation a wholly-owned subsidiary of SMFG Card & Credit through the share exchange

Decrease in number of treasury common shares issued

•	5,177 shares due to sale of fractional shares

(2)	Information on stock acquisition rights

	Detail of stock acquisition rights	Type of shares	Number of shares				Balance as of the fiscal year-end (Millions of yen)
			Previous fiscal year-end	Increase in the fiscal year	Decrease in the fiscal year	Fiscal year-end
SMFG	Stock acquisition rights as stock options	–	–	–	–	–	¥170
Consolidated subsidiaries	–	–					91
Total							¥262

(3)	Information on dividends

(a)	Dividends paid in the fiscal year

(Millions of yen, except per share data)

Date of resolution	Type of shares	Cash dividends	Cash dividends per share	Record date	Effective date
Ordinary general meeting of shareholders held on June 29, 2010	Common stock	¥ 77,567	¥ 55	March 31, 2010	June 29, 2010
	Preferred stock (1st series type 6)	3,097	44,250	March 31, 2010	June 29, 2010
Meeting of the Board of Directors held on November 12, 2010	Common stock	¥ 70,515	¥ 50	September 30, 2010	December 3, 2010
	Preferred stock (1st series type 6)	3,097	44,250	September 30, 2010	December 3, 2010

(b)	Dividends to be paid in the next fiscal year

(Millions of yen, except per share data)

Date of resolution	Type of shares	Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Ordinary general meeting of shareholders held on June 29, 2011	Common stock	¥70,514	Retained earnings	¥ 50	March 31, 2011	June 29, 2011
	Preferred stock (1st series type 6)	3,097	Retained earnings	44,250	March 31, 2011	June 29, 2011

Sumitomo Mitsui Financial Group, Inc. (8316)

(Notes to Consolidated Statements of Cash Flows)

(1)	Reconciliation of “Cash and due from banks” of the consolidated balance sheet to “Cash and cash equivalents” at the fiscal year-end is as follows:

March 31, 2011	(Millions of yen)
Cash and due from banks	¥9,233,906
Interest-earning deposits, excluding deposits to Bank of Japan	(3,588,811)
Cash and cash equivalents	¥5,645,094

(2)	Significant non-money transactions

Cedyna Financial Corporation and 8 other companies were newly consolidated through a third-party allotment of new shares issued by the company. Their major assets and liabilities are as follows:

March 31, 2011	(Millions of yen)
Assets	¥2,631,525
[Loans]	[438,497	]
[Other assets]	[803,639	]
[Customers’ liabilities for acceptances and guarantees]	[1,124,290	]
Liabilities	¥2,520,313
[Borrowed money]	[989,790	]
[Acceptances and guarantees]	[1,124,290	]

Sumitomo Mitsui Financial Group, Inc. (8316)

(Fair Value of Financial Instruments)

(1)	“Consolidated balance sheet amounts,” “Fair value” and “Net unrealized gains (losses)” of financial instruments as of March 31, 2011 are as follows. The amounts shown in the following table do not include financial instruments (see the next page) whose fair values are extremely difficult to determine, such as unlisted stocks classified as other securities, and stocks of subsidiaries and affiliates.

		(Millions of yen)
		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
(i)	Cash and due from banks (*1)	¥9,227,272	¥9,233,629	¥6,357
(ii)	Call loans and bills bought (*1)	850,997	851,482	484
(iii)	Receivables under resale agreements	131,104	131,145	40
(iv)	Receivables under securities borrowing transactions	4,740,410	4,740,410	—
(v)	Monetary claims bought (*1)	1,110,692	1,117,128	6,435
(vi)	Trading assets
	Securities classified as trading purposes	3,108,841	3,108,841	—
(vii)	Money held in trust	24,011	24,011	—
(viii)	Securities
	Bonds classified as held-to-maturity	4,182,273	4,242,131	59,857
	Other securities	34,871,036	34,871,036	—
(ix)	Loans and bills discounted	61,348,355
	Reserve for possible loan losses (*1)	(812,542)
		60,535,813	61,586,792	1,050,798
(x)	Foreign exchanges (*1)	1,072,850	1,076,542	3,692
(xi)	Lease receivables and investment assets (*1)	1,719,905	1,816,390	96,485
Total assets		¥121,575,209	¥122,799,543	¥1,224,333
(i)	Deposits	81,998,940	82,015,066	16,126
(ii)	Negotiable certificates of deposit	8,366,323	8,365,839	(484)
(iii)	Call money and bills sold	2,629,407	2,629,406	(0)
(iv)	Payables under repurchase agreements	726,365	726,365	—
(v)	Payables under securities lending transactions	5,713,233	5,713,233	—
(vi)	Commercial paper	337,120	337,120	—
(vii)	Trading liabilities
	Trading securities sold for short sales	1,623,046	1,623,046	—
(viii)	Borrowed money	10,769,668	10,780,649	10,981
(ix)	Foreign exchanges	256,160	256,160	—
(x)	Short-term bonds	1,183,198	1,183,198	—
(xi)	Bonds	3,866,095	3,952,658	86,563
(xii)	Due to trust account	216,171	216,171	—
Total liabilities		¥117,685,729	¥117,798,915	¥113,186
	Derivative transactions (*2)
	Hedge accounting not applied	16,149	16,149	—
	Hedge accounting applied	357,952	357,952	—
Total		¥374,101	¥374,101	¥ —

(Notes)

(*1)	The amounts do not include general reserve for possible loan losses and specific reserve for possible loan losses. The reserves for possible losses on “Cash and due from banks,” “Call loans and bills bought,” “Monetary claims bought,” “Foreign exchanges,” and “Lease receivables and investment assets” are deducted directly from “Consolidated balance sheet amount” since they are immaterial.

(*2)	The amounts collectively represent the derivative transactions which are recorded on “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis.

Sumitomo Mitsui Financial Group, Inc. (8316)

(2)	Financial instruments whose fair values are extremely difficult to determine are as follows.

	(Millions of yen	)
	Consolidated balance sheet amount
Monetary claims bought
Monetary claims bought without market prices (*1)	¥ 7,606
Securities
Unlisted stocks, etc. (*2,4)	278,869
Investments in partnerships, etc. (*3,4)	340,113
Total	¥ 626,589

(Notes)

(*1)	They are beneficiary claims that (a) behave more like equity than debt, (b) do not have market prices, and (c) it is difficult to rationally estimate their values.

(*2)	They are not included in the scope of fair value disclosure since there are no market prices and it is extremely difficult to determine their fair values.

(*3)	They are capital contributions with no market prices. The above-stated amount includes the book value amount of investments in the partnership of which SMFG records net changes in their balance sheets and statements of income.

(*4)	Unlisted stocks and investments in partnership totaling ¥15,076 million was written-off in the fiscal year ended March 31, 2011.

Sumitomo Mitsui Financial Group, Inc. (8316)

(Fair Value of Securities and Money Held in Trust)

(1)	Securities

The amounts shown in the following tables include trading securities and short-term bonds classified as “Trading assets,” negotiable certificates of deposit bought classified as “Cash and due from banks” and beneficiary claims on loan trusts classified as “Monetary claims bought,” in addition to “Securities” stated in the consolidated balance sheet.

(a)	Securities classified as trading purposes

As of March 31, 2011	(Millions of yen	)
Valuations gains (losses) included in the earnings for the fiscal year	¥ (6,863)

(b)	Bonds classified as held-to-maturity

As of March 31, 2011		(Millions of yen)
		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains	Japanese government bonds	¥3,384,266	¥3,437,088	¥52,821
	Japanese local government bonds	159,618	162,339	2,721
	Japanese corporate bonds	237,233	243,070	5,837
	Other	4,193	4,201	8
	Subtotal	¥3,785,310	¥3,846,700	¥61,389
Bonds with unrealized losses	Japanese government bonds	¥379,873	¥378,410	(1,463)
	Japanese local government bonds	11,899	11,860	(39)
	Japanese corporate bonds	1,887	1,878	(9)
	Other	10,301	10,282	(19)
	Subtotal	403,962	402,430	(1,531)

	Total	¥4,189,272	¥4,249,130	¥59,857

(c)	Other securities

As of March 31, 2011				(Millions of yen )
		Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains	Stocks	¥1,341,992	¥854,218	¥487,773
	Bonds	12,365,024	12,256,383	108,640
	Japanese government bonds	9,468,315	9,423,084	45,230
	Japanese local government bonds	199,005	197,609	1,395
	Japanese corporate bonds	2,697,703	2,635,688	62,014
	Other	3,125,508	3,001,059	124,449
	Subtotal	¥16,832,525	¥16,111,661	¥720,864
Other securities with unrealized losses	Stocks	¥869,937	¥1,045,754	(175,817)
	Bonds	13,194,988	13,226,858	(31,870)
	Japanese government bonds	12,701,891	12,729,163	(27,271)
	Japanese local government bonds	173,886	175,423	(1,536)
	Japanese corporate bonds	319,210	322,272	(3,062)
	Other	4,448,401	4,590,679	(142,277)
	Subtotal	18,513,327	18,863,292	(349,965)

	Total	¥35,345,852	¥34,974,953	¥370,899

(Notes)

1. Net unrealized gains (losses) on other securities shown above include gains of ¥1,153 million that are recognized in the fiscal year’s earnings by applying fair value hedge accounting.

2. Other securities whose fair values are extremely difficult to determine are as follows.

(Millions of yen)
Consolidated balance sheet amount
Stocks	¥274,329
Other	352,260

Total	¥626,589

These amounts are not included in “(c) Other securities” since there are no market prices and it is extremely difficult to determine their fair values.

Sumitomo Mitsui Financial Group, Inc. (8316)

(d)	Held-to-maturity bonds sold during the fiscal year

There are no corresponding transactions.

(e)	Other securities sold during the fiscal year

Year ended March 31, 2011	(Millions of yen)
	Sales amount	Gains on sales	Losses on sales
Stocks	¥47,019	¥11,371	¥(3,203)
Bonds	18,058,502	71,653	(32,572)
Japanese government bonds	17,690,062	69,180	(31,297)
Japanese local government bonds	137,365	907	(633)
Japanese corporate bonds	231,074	1,566	(641)
Other	18,652,000	152,588	(16,204)

Total	¥36,757,522	¥235,613	¥(51,980)

(f)	Change of classification of securities

There are no corresponding transactions.

(g)	Write-down of securities

Other securities with fair value are considered as impaired if the fair value decreases materially below the acquisition cost and such decline is not considered as recoverable. The fair value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for the fiscal year. Valuation loss for the fiscal year was ¥109,921 million. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers	:	Fair value is lower than acquisition cost.
Issuers requiring caution	:	Fair value is 30% or more lower than acquisition cost.
Normal issuers	:	Fair value is 50% or more lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
Effectively bankrupt issuers:	Issuers that are not legally bankrupt but regarded as substantially bankrupt.
Potentially bankrupt issuers:	Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.

Issuers requiring caution: Issuers that are identified for close monitoring.

Normal issuers: Issuers other than the above four categories of issuers.

Sumitomo Mitsui Financial Group, Inc. (8316)

(2)	Money Held in Trust

(a)	Money held in trust classified as trading purposes

As of March 31, 2011	(Millions of yen)
Amount
Valuations gains (losses) included in the earnings for the fiscal year	¥1

(b)	Money held in trust classified as held-to-maturity

There are no corresponding transactions.

(c)	Other money held in trust

As of March 31, 2011					(Millions of yen)
	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other money held in trust	¥22,569	¥22,527	¥42	¥42	¥—

(Note) Consolidated balance sheet amount is calculated using market prices at the fiscal year-end.

(3)	Net Unrealized Gains (Losses) on Other Securities and Other Money Held in Trust

Net unrealized gains (losses) on other securities that is reported on the consolidated balance sheet is shown as follows:

As of March 31, 2011	(Millions of yen)
Amount
Net unrealized gains (losses)	¥369,852
Other securities	369,810
Other money held in trust	42
(–) Deferred tax liabilities	102,593
Net unrealized gains (losses) on other securities (before following adjustment)	267,259

(–) Minority interests	7,125
(+) SMFG’s interest in net unrealized gains (losses) on valuation of other securities held by affiliates accounted for by the equity method	12,172
Net unrealized gains (losses) on other securities	¥272,306

(Notes)

1.	Net unrealized gains (losses) on other securities shown above include gains of ¥1,153 million that is recognized in the fiscal year’s earnings by applying fair value hedge accounting.
2.	Net unrealized gains (losses) included foreign currency translation adjustments on non-marketable securities denominated in foreign currencies.

Sumitomo Mitsui Financial Group, Inc. (8316)

(Employee Retirement Benefits)

(1)	Outline of employee retirement benefits

Consolidated subsidiaries in Japan have contributory funded defined benefit pension plans such as employee pension plans, qualified pension plans and lump-sum severance indemnity plans. Certain domestic consolidated subsidiaries in Japan adopt defined-contribution pension plan and have general type of employee pension plans. They may grant additional benefits in case where certain requirements are met when employees retire.

Some overseas consolidated subsidiaries adopt defined-benefit pension plans and defined-contribution pension plans. SMBC and some consolidated subsidiaries in Japan contributed some of their marketable equity securities to employee retirement benefit trusts.

(2)	Projected benefit obligation

As of March 31, 2011			(Millions of yen)
Projected benefit obligation	(A	)	¥(976,271)
Plan assets	(B	)	883,255

Unfunded projected benefit obligation	(C	) = (A)+(B)	(93,016)
Unrecognized net actuarial gain or loss	(D	)	266,775
Unrecognized prior service cost	(E	)	(10,365)

Net amount recorded on the consolidated balance sheet	(F	) = (C)+(D)+(E)	163,393
Prepaid pension cost	(G	)	207,997

Reserve for employee retirement benefits	(F	)-(G)	¥(44,604)

(Note)

Some consolidated subsidiaries adopt simple method in calculating projected benefit obligation.

(3)	Pension expenses

Year ended March 31, 2011	(Millions of yen)
Service cost	¥23,505
Interest cost on projected benefit obligation	23,621
Expected return on plan assets	(27,624)
Amortization of unrecognized net actuarial gain or loss	45,902
Amortization of unrecognized prior service cost	(6,229)
Other (nonrecurring additional retirement allowance paid and other)	4,812

Pension expenses	¥63,988

(Notes)

1. Pension expenses of consolidated subsidiaries which adopt simple method are included in “Service cost.”

2. Premium paid to defined-contribution pension is included in “Other.”

(4)	Assumptions

Year ended March 31, 2011
(a) Discount rate	1.4% - 9.0%
(b) Expected rate of return on plan assets	0% - 5.6%
(c) Allocation of estimated amount of retirement benefits	Allocated to each period by the straight-line method
(d) Term to amortize unrecognized prior service cost	Mainly 9 years (amortized using the straight-line method, within the employees’ average remaining service period at incurrence)
(e) Term to amortize unrecognized net actuarial gain or loss	Mainly 9 years (amortized using the straight-line method, primarily over 9 years within the employees’ average remaining service period, commencing from the next fiscal year of incurrence)

Sumitomo Mitsui Financial Group, Inc. (8316)

(Stock Options)

(1)	Amount of stock options to be expensed in the fiscal year

 General and administrative expenses     ¥180 million

(2)	Outline of stock options and changes
(a)	SMFG
(i)	Outline of stock options

Date of resolution	June 27, 2002	July 28, 2010
Title and number of grantees	Directors and employees of SMFG and SMBC 677	Directors of SMFG: 8 Corporate auditors of SMFG: 3 Executive officers of SMFG: 2 Directors, corporate auditors, executive officers of SMBC: 69
Number of stock options (*)	Common shares 162,000	Common shares: 102,600
Grant date	August 30, 2002	August 13, 2010
Condition for vesting	N.A.	A stock acquisition right holder may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of SMFG and SMBC.
Requisite service period	N.A.	June 29, 2010 to the closing of the ordinary general meeting of shareholders of SMFG for the fiscal year ended March 31, 2011.
Exercise period	June 28, 2004 to June 27, 2012	August 13, 2010 to August 12, 2040

(*)	“Number of stock options” is reported in consideration of the 100-for-1 stock split implemented on January 4, 2009.

(ii) Stock	options granted and changes

Number of stock options

164.85	164.85	164.85	164.85
Date of resolution	June 27, 2002	July 28, 2010
Before vested
Previous fiscal year-end	–	–
Granted	–	102,600
Forfeited	–	–
Vested	–	–
Outstanding	–	102,600
After vested
Previous fiscal year-end	108,100	–
Vested	–	–
Exercised	–	–
Forfeited	–	–
Exercisable	108,100	–
Price information		(Yen)
Date of resolution	June 27, 2002	July 28, 2010
Exercise price	¥6,649	¥1
Average exercise price	–	–
Fair value at the grant date	–	2,215

Sumitomo Mitsui Financial Group, Inc. (8316)

(iii) Valuation technique used for valuating fair value of stock options

Stock options granted in the fiscal year were valuated using the following valuation technique.

- Valuation technique: Black-Scholes option-pricing model

- Principal parameters used in the option-pricing model

Date of resolution	July 28, 2010
Expected volatility (*1)	51.44%
Average expected life (*2)	4 years
Expected dividends (*3)	¥100 per share
Risk-free interest rate (*4)	0.23%

(*) 1. Calculated based on the actual stock prices during 4 years from August 14, 2006 to August 13, 2010.

    2. The average expected life could not be estimated rationally due to insufficient amount of data.

  Therefore, it was estimated based on average assumption periods of directors of SMFG and consolidated   subsidiaries.

    3. Expected dividends are based on the actual dividends on common stock for the fiscal year ended March 31,

 2011.

    4. Japanese government bond yield corresponding to the average expected life.

(iv) Method of estimating number of stock options vested

Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

(b)	A consolidated subsidiary, Kansai Urban Banking Corporation
(i)	Outline of stock options

Date of resolution	June 28, 2001	June 27, 2002	June 27, 2003	June 29, 2004
Title and number of grantees	Directors and employees 45	Directors and employees 44	Directors and employees 65	Directors and employees 174
Number of stock options	Common shares 238,000	Common shares 234,000	Common shares 306,000	Common shares 399,000
Grant date	July 31, 2001	July 31, 2002	July 31, 2003	July 30, 2004
Condition for vesting	N.A.	N.A.	N.A.	N.A.
Requisite service period	N.A.	N.A.	N.A.	N.A.
Exercise period	June 29, 2003 to June 28, 2011	June 28, 2004 to June 27, 2012	June 28, 2005 to June 27, 2013	June 30, 2006 to June 29, 2014

Date of resolution	June 29, 2005	June 29, 2006	June 29, 2006	June 28, 2007
Title and number of grantees	Directors and employees 183	Directors 9	Officers not doubling as directors 14, Employees 46	Directors 10
Number of stock options	Common shares 464,000	Common shares 162,000	Common shares 115,000	Common shares 174,000
Grant date	July 29, 2005	July 31, 2006	July 31, 2006	July 31, 2007
Condition for vesting	N.A.	N.A.	N.A.	N.A.
Requisite service period	N.A.	N.A.	N.A.	N.A.
Exercise period	June 30, 2007 to June 29, 2015	June 30, 2008 to June 29, 2016	June 30, 2008 to June 29, 2016	June 29, 2009 to June 28, 2017

Date of resolution	June 28, 2007	June 27, 2008	June 26, 2009
Title and number of grantees	Officers not doubling as directors 14, Employees 48	Directors 9, Officers not doubling as directors 16, Employees 45	Directors 11, Officers not doubling as directors 14, Employees 57
Number of stock options	Common shares 112,000	Common shares 289,000	Common shares 350,000
Grant date	July 31, 2007	July 31, 2008	July 31, 2009
Condition for vesting	N.A.	N.A.	N.A.
Requisite service period	N.A.	N.A.	N.A.
Exercise period	June 29, 2009 to June 28, 2017	June 28, 2010 to June 27, 2018	June 27, 2011 to June 26, 2019

Sumitomo Mitsui Financial Group, Inc. (8316)

(ii) Stock	options granted and changes

Number of stock options

Date of resolution	June 28, 2001	June 27, 2002	June 27, 2003	June 29, 2004
Before vested
Previous fiscal year-end	—	—	—	—
Granted	—	—	—	—
Forfeited	—	—	—	—
Vested	—	—	—	—
Outstanding	—	—	—	—
After vested
Previous fiscal year-end	104,000	138,000	222,000	325,000
Vested	—	—	—	—
Exercised	—	12,000	—	—
Forfeited	10,000	—	12,000	23,000
Exercisable	94,000	126,000	210,000	302,000

Date of resolution	June 29, 2005	June 29, 2006	June 29, 2006	June 28, 2007
Before vested
Previous fiscal year-end	—	—	—	—
Granted	—	—	—	—
Forfeited	—	—	—	—
Vested	—	—	—	—
Outstanding	—	—	—	—
After vested
Previous fiscal year-end	451,000	162,000	115,000	174,000
Vested	—	—	—	—
Exercised	—	—	—	—
Forfeited	20,000	—	—	—
Exercisable	431,000	162,000	115,000	174,000

Date of resolution	June 28, 2007	June 27, 2008	June 26, 2009
Before vested
Previous fiscal year-end	—	289,000	350,000
Granted	—	—	—
Forfeited	—	—	—
Vested	—	289,000	—
Outstanding	—	—	350,000
After vested
Previous fiscal year-end	112,000	—	—
Vested	—	289,000	—
Exercised	—	—	—
Forfeited	—	—	—
Exercisable	112,000	289,000	—

Price information	(Yen)
Date of resolution	June 28, 2001	June 27, 2002	June 27, 2003	June 29, 2004
Exercise price	¥155	¥131	¥179	¥202
Average exercise price	—	144	—	—
Fair value at the grant date	—	—	—	—

Date of resolution	June 29, 2005	June 29, 2006	June 29, 2006	June 28, 2007
Exercise price	¥313	¥490	¥490	¥461
Average exercise price	—	—	—	—
Fair value at the grant date	—	138	138	96

Date of resolution	June 28, 2007	June 27, 2008	June 26, 2009
Exercise price	¥461	¥302	¥193
Average exercise price	—	—	—
Fair value at the grant date	96	37	51

(iii)	Method of estimating number of stock options vested

Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

Sumitomo Mitsui Financial Group, Inc. (8316)

(Segment Information)

(1)	Information on profit and loss amount by reportable segment

Fiscal year ended March 31, 2011							(Millions of yen)
	Banking Business
	SMBC							Others	Total
	Sub-total	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Head office account
Gross profit	¥1,531,759	¥387,790	¥443,862	¥201,244	¥186,503	¥330,720	¥(18,359)	¥241,752	¥1,773,512
Interest income	967,825	337,529	272,866	131,355	107,708	136,318	(17,950)	149,761	1,117,586
Non-interest income	563,934	50,261	170,996	69,889	78,795	194,402	(408)	91,990	655,925
Expenses	(699,197)	(290,292)	(221,725)	(35,986)	(57,935)	(17,897)	(75,362)	(135,030)	(834,227)
Other profit or loss	—	—	—	—	—	—	—	(34,428)	(34,428)
Consolidated net business profit	¥832,562	¥97,498	¥222,137	¥165,258	¥128,568	¥312,823	¥(93,721)	¥72,294	¥904,856

	Securities Services				Leasing
	SMBC Friend Securities Co., Ltd.	Nikko Cordial Securities Inc.	Others	Total	Sumitomo Mitsui Finance and Leasing Company, Limited	Others	Total
Gross profit	¥52,989	¥205,188	¥3,423	¥261,600	¥95,260	¥4,130	¥99,390
Interest income	626	(2,722)	778	(1,317)	60,059	(3,407)	56,651
Non-interest income	52,362	207,911	2,644	262,918	35,201	7,538	42,739
Expenses	(42,728)	(166,645)	(3,029)	(212,404)	(28,125)	(9,851)	(37,976)
Other profit or loss	—	—	(5,596)	(5,596)	(16,911)	13,082	(3,828)
Consolidated net business profit	¥10,260	¥38,542	¥(5,203)	¥43,599	¥50,224	¥7,361	¥57,585

	Credit Card Services				Other Business	Grand Total
	Sumitomo Mitsui Card Company, Limited	Cedyna Financial Corporation	Others	Total
Gross profit	¥182,307	¥134,402	¥5,795	¥322,506	¥75,611	¥2,532,622
Interest income	22,941	36,802	2,550	62,293	100,369	1,335,583
Non-interest income	159,366	97,600	3,245	260,213	(24,757)	1,197,039
Expenses	(129,823)	(97,517)	(2,086)	(229,426)	12,952	(1,301,083)
Other profit or loss	(19,880)	(37,514)	4	(57,389)	(128,301)	(229,544)
Consolidated net business profit	¥32,604	¥(628)	¥3,714	¥35,690	¥(39,737)	¥1,001,994

(Notes)

1.	Consolidated net business profit = SMBC’s non-consolidated banking profit + SMFG’s ordinary profit + Other subsidiaries’ ordinary profit (excluding nonrecurring factors) + Equity method affiliates’ ordinary profit X Ownership ratio – Internal transactions (dividends, etc.)

2.	Other profit or loss = Non-operating profit or loss of consolidated subsidiaries except SMBC + Equity method affiliates’ ordinary profit X Ownership ratio, etc.

3.	“Consolidated net business profit = Operating profit” for SMBC Friend Securities Co., Ltd., Nikko Cordial Securities Inc., Sumitomo Mitsui Finance and Leasing Company, Limited, Sumitomo Mitsui Card Company, Limited, and Cedyna Financial Corporation, and their non-operating profits or losses are classified as “Others” in each segment. Consolidated net business profit of Cedyna Financial Corporation which became a consolidated subsidiary in the 1st quarter of this fiscal year is the sum of Operating profit for the 1st quarter multiplied by ownership ratio and Operating profit for the period from the 2nd quarter through the 4th quarter.

4.	“Other business” includes profits/losses to be offset as internal transactions between segments.

Sumitomo Mitsui Financial Group, Inc. (8316)

(2)	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on consolidated statements of income (adjustment of difference)

Fiscal year ended March 31, 2011	(Millions of yen)
Consolidated net business profit	¥1,001,994
Credit costs of SMBC	(95,324)
Losses on stocks of SMBC	(87,285)
Amortization of unrecognized retirement benefit obligation of SMBC	(38,019)
Ordinary profit of consolidated subsidiaries other than reportable segment	81,530
Amortization of goodwill other than reportable segment	(16,268)
Adjustment of profit or loss of equity method affiliates	(11,841)
Others	(9,355)
Ordinary profit on consolidated statements of income	¥825,428

(Notes)

1.	Credit cost = Provision for reserve for possible loan losses (excluding adjustment of general reserve for possible loan losses) + Write-off of loans + Losses on sales of delinquent loans
2.	Losses on stocks = Gains on sale of stocks – Losses on sale of stocks – Losses on devaluation of stocks
3.	Adjustment of profit or loss of equity method affiliates = Equity method affiliates’ net income X Ownership ratio – Equity method affiliates’ ordinary profit X Ownership ratio

(Additional Information)

SMFG has applied “Accounting Standard for Disclosures about Segments of an Enterprise and Related Information” (ASBJ Statement No. 17, issued on March 27, 2009) and “Guidance on the Accounting Standard for Disclosures about Segments of an Enterprise and Related Information” (ASBJ Guidance No. 20, issued on March 21, 2008) from the fiscal year ended March 31, 2011.

Sumitomo Mitsui Financial Group, Inc. (8316)

(Business Combinations)

<Business combination through acquisition>

Cedyna Financial Corporation consolidated as a subsidiary through a third-party allotment of new shares

SMFG Card & Credit, Inc. (“FGCC”), a wholly-owned subsidiary of SMFG, subscribed all the new shares issued by way of a third-party allotment by Cedyna Financial Corporation (“Cedyna”), an equity method affiliate of SMFG, on May 31, 2010. Cedyna became a consolidated subsidiary of SMFG. The outline of the business combination is as follows:

(1)	Outline of the business combination

(a)	Name of the acquired company and its business

Cedyna (Credit Card Services)

(b)	Main reasons for the business combination

FGCC subscribed new shares issued by way of a third-party allotment by Cedyna and made Cedyna a consolidated subsidiary of SMFG in order to accelerate and ensure Cedyna’s management restructuring including its investments in new businesses and systems developments to increase the corporate value as well as its cost restructuring, to further clarify the positioning of Cedyna as a core business entity, together with Sumitomo Mitsui Card Company, Limited of SMFG Group’s credit card services and further to enhance Cedyna’s capital base.

(c)	Date of business combination

May 31, 2010

(d)	Legal form of the business combinations

Consolidated as a subsidiary through a third-party allotment of new shares

(e)	Name of the controlling entity after the business combination

Sumitomo Mitsui Financial Group, Inc.

(f)	Percentage share of voting rights SMFG has acquired

Percentage share of voting rights owned before business combination	48%
Percentage share of voting rights additionally acquired at the date of business combination	21%
Percentage share of voting rights after acquisition	69%

(g)	Main reason for deciding to acquire the company

It is because SMFG acquired a majority of voting rights of Cedyna and consolidated it as a subsidiary.

(2)	Period of the acquired company’s financial results included in the consolidated statements of income

From April 1, 2010 to March 31, 2011

Note that as the deemed acquisition date is June 30, 2010, gain or loss related to the acquired company for the period from April 1, 2010 to June 30, 2010 is presented as gain or loss from investments by the equity method in the consolidated statements of income.

(3)	Acquisition cost of the acquired company

Millions of yen
Fair value of common stock of Cedyna owned before business combination	¥ 35,901
Fair value of common stock of Cedyna additionally acquired at the date of business combination	49,999
Expenses directly required for acquisition	203
Acquisition cost of the acquired company	¥ 86,104

Sumitomo Mitsui Financial Group, Inc. (8316)

(4)	Difference between acquisition cost of the acquired company and total acquisition cost of individual transactions leading to acquisition

Millions of yen
Acquisition cost of the acquired company	¥86,104
Total acquisition cost of individual transactions leading to acquisition	74,437
Difference (gains on step acquisitions)	¥11,667

(5)	Goodwill, reason for recognizing goodwill, amortization method and amortization period

(a)	Amount of goodwill

¥9,671 million

(b)	Reason for recognizing goodwill

SMFG accounted for the difference between the acquisition cost and the equivalent amount of SMFG’s interests in Cedyna as goodwill.

(c)	Method and term to amortize goodwill

Straight-line method over 20 years

(6)	Amounts of assets and liabilities acquired on the day of the business combination

(a)	Assets

Millions of yen
Total assets	¥2,631,525
Loans and bills discounted	438,497
Other assets	803,639
Customers’ liabilities for acceptances and guarantees	1,124,290

(b)	Liabilities

Millions of yen
Total liabilities	¥2,520,313
Borrowed money	989,790
Acceptances and guarantees	1,124,290

(7)	Approximate amounts of impact on the consolidated statements of income for the fiscal year ended March 31, 2011, assuming that the business combinations had been completed on the commencement date of the fiscal year

(a)	The difference between the ordinary income and other income data estimated, assuming that the business combinations had been completed on the commencement date of the fiscal year and the actual ordinary income and other income data that are recorded in the consolidated statements of income is as follows:

Millions of yen
Ordinary income	¥213,686
Ordinary profit	(5,584)
Net income	(2,257)

Note: Ordinary income is presented as a counterpart of sales of companies in other industries.

(b)	Calculation method of the approximate amounts and material assumptions

The approximate amounts were calculated retroactively to the commencement date of the fiscal year based on the amounts stated in Cedyna and its consolidated subsidiaries’ statements of income for the period from April 1, 2010 to June 30, 2010, including the amount of amortization of goodwill for the same period and are different from results of operation if the business combination had been completed on the commencement date of the fiscal year.

The information mentioned above has not been audited by KPMG AZSA LLC.

Sumitomo Mitsui Financial Group, Inc. (8316)

(Per Share Data)

(Yen)
As of and year ended March 31,	2011
Net assets per share	¥3,533.47
Net income per share	336.85
Net income per share (diluted)	336.78

(Notes)

1. Net income per share is calculated based on the followings:

(Millions of yen, except number of shares)
Year ended March 31,	2011
Net income per share
Net income	¥ 475,895
Amount not to attributable to common stockholders	6,195
Dividends on preferred stock	6,195
Net income attributable to common stock	469,700
Average number of common stock during the fiscal year (in thousands)	1,394,390

Net income per share (diluted)
Adjustment for net income	(73)
Adjustment of dilutive shares issued by subsidiaries	(73)
Increase in number of common stock (in thousands)	68
Stock acquisition rights	68

Outline of dilutive shares which were not included in the calculation of “Net income per share (diluted)” for the fiscal year ended March 31, 2011 because they do not have dilutive effect:

                                                         Stock acquisition rights : 1 type

(Number of stock acquisition rights issued by resolution at the general shareholder’s meeting on June 27, 2002: 1,081 units)

* The number of shares to be issued upon exercise of each stock acquisition right is 100 common shares of SMFG.

2. Net assets per share is calculated based on the followings:

(Millions of yen, except number of shares)
March 31,	2011
Net assets	¥ 7,132,073
Amounts excluded from Net assets	2,250,681
Preferred stock	210,003
Dividends on preferred stock	3,097
Stock acquisition rights	262
Minority interests	2,037,318
Net assets attributable to common stock at the fiscal year-end	4,881,392
Number of common stock at the fiscal year-end used for the calculation of Net assets per share (in thousands)	1,381,473

Sumitomo Mitsui Financial Group, Inc. (8316)

(Subsequent Events)

(1)	Acquisition and Cancellation of Preferred Stock

SMFG resolved, at a meeting of the Board of Directors held on February 28, 2011, to acquire its First Series Type 6 Preferred Stock, in accordance with the provisions of Article 18 of the Articles of Incorporation of SMFG and to cancel its First Series Type 6 Preferred Stock in accordance with the provisions of Article 178 of the Companies Act, as described below. According to the resolution, SMFG acquired and cancelled its First Series Type 6 Preferred Stock on April 1, 2011. Capital surplus was reduced by the cancellation.

(a)	Class of shares to be acquired and cancelled: First Series Type 6 Preferred Stock

(b)	Total number of shares to be acquired and cancelled: 70,001 shares

(c)	Total amount of acquisition: ¥210,003,000,000

(2)	Transactions under common control

Making Cedyna Financial Corporation a wholly-owned subsidiary

SMFG Card & Credit, Inc. (“FGCC”) made Cedyna Financial Corporation (“Cedyna”) a wholly-owned subsidiary by a share exchange with an effective date of May 1, 2011 (the “Share Exchange”). The outline of transactions under common controls is as follows:

(a)	Outline of the transactions
(i)	Name and business of combined entities

- Acquisition company: FGCC (Management of subsidiaries and affiliates)

- Acquired company: Cedyna (Credit card services)

(ii)	Date of business combination

May 1, 2011

(iii)	Form of reorganization

Exchange of shares

(iv)	Name of the entity after the reorganization

Sumitomo Mitsui Financial Group, Inc.

(v)	Outline and purpose of the transaction

SMFG and FGCC decided that they needed to establish a system which allowed more timely and flexible decision-making in order to take various measures to “establish the number one credit card business entity in Japan.” Therefore, SMFG made Cedyna a wholly-owned subsidiary of FGCC.

(b)	Share exchange ratio, its basis for determination, number of shares delivered
(i)	Type of shares and share exchange ratio

Common shares

SMFG 1 : Cedyna 0.06

* 0.06 shares of SMFG common stock was allotted and delivered per share of Cedyna common stock.

(ii)	Basis for determination of share exchange ratio

Nikko Cordial Securities Inc. and Nomura Securities Co., Ltd. were appointed by FGCC and Cedyna, respectively, as third party valuation institutions in order to ensure the fairness and appropriateness in determining the share exchange ratio for the Share Exchange. FGCC and Cedyna engaged in negotiations and discussions with reference to the share exchange ratio analysis provided by the above third party valuation institutions and with consideration for SMFG’s and Cedyna’s financial conditions, performance trends and stock price movements. As a result, FGCC and Cedyna each determined that the share exchange ratio set forth in (i) above was beneficial to the shareholders of both SMFG and Cedyna, and SMFG, FGCC and Cedyna agreed and decided.

(iii)	Number of shares delivered

14,704 thousand common shares of SMFG (Scheduled)

Sumitomo Mitsui Financial Group, Inc. (8316)

V. Non-Consolidated Financial Statements

1. Non-consolidated Balance Sheets

	(Millions of yen)
March 31,	2011	2010
Assets:
Current assets
Cash and due from banks	¥54,154	¥86,283
Prepaid expenses	29	26
Accrued income	32	223
Accrued income tax refunds	41,382	24,065
Other current assets	798	435

Total current assets	96,397	111,033

Fixed assets
Tangible fixed assets
Buildings	0	0
Equipment	0	1

Total tangible fixed assets	0	1

Intangible fixed assets
Software	8	8

Total intangible fixed assets	8	8

Investments and other assets
Investments in subsidiaries and affiliates	6,141,248	6,041,729

Total investments and other assets	6,141,248	6,041,729

Total fixed assets	6,141,258	6,041,740

Total assets	¥6,237,655	¥6,152,774

Liabilities:
Current liabilities
Short-term borrowings	¥997,030	¥948,030
Accounts payable	940	1,541
Accrued expenses	3,054	3,299
Income taxes payable	25	3
Business office taxes payable	5	5
Reserve for employee bonuses	107	101
Reserve for executive bonuses	91	71
Other current liabilities	586	1,020

Total current liabilities	1,001,841	954,073

Fixed liabilities
Bonds	392,900	392,900
Reserve for executive retirement benefits	—	226

Total fixed liabilities	392,900	393,126

Total liabilities	1,394,741	1,347,199

Net assets:
Stockholders’ equity
Capital stock	2,337,895	2,337,895
Capital surplus
Capital reserve	1,559,374	1,559,374
Other capital surplus	273,652	273,699

Total capital surplus	1,833,027	1,833,073

Retained earnings
Other retained earnings
Voluntary reserve	30,420	30,420
Retained earnings brought forward	684,883	647,622

Total retained earnings	715,303	678,042

Treasury stock	(43,482)	(43,437)

Total stockholders’ equity	4,842,743	4,805,574

Stock acquisition rights	170	—

Total net assets	4,842,914	4,805,574

Total liabilities and net assets	¥6,237,655	¥6,152,774

Sumitomo Mitsui Financial Group, Inc. (8316)

2. Non-consolidated Statements of Income

	(Millions of yen)
Year ended March 31,	2011	2010

Operating income
Dividends on investments in subsidiaries and affiliates	¥206,865	¥118,818
Fees and commissions received from subsidiaries	15,352	14,560

Total operating income	222,217	133,379

Operating expenses
General and administrative expenses	7,999	8,353
Interest on bonds	16,468	8,287

Total operating expenses	24,467	16,641

Operating profit	197,750	116,737

Non-operating income
Interest income on deposits	68	347
Fees and commissions income	1	2
Other non-operating income	40	19

Total non-operating income	110	369

Non-operating expenses
Interest on borrowings	6,290	9,115
Fees and commissions payments	26	4,104
Amortization of stock issuance cost	—	9,324
Amortization of bond issuance cost	—	28
Other non-operating expenses	0	0

Total non-operating expenses	6,317	22,572

Ordinary profit	191,543	94,534

Extraordinary loss
Losses on sales of stocks of affiliate	—	22,688

Total extraordinary loss	—	22,688

Income before income taxes	191,543	71,846

Income taxes, current	3	154
Income taxes, deferred	—	5,514

Income taxes	3	5,669

Net income	¥ 191,539	¥66,176

Sumitomo Mitsui Financial Group, Inc. (8316)

3. Non-consolidated Statement of Changes in Net Assets

	(Millions of yen)
Year ended March 31,	2011	2010
Stockholders’ equity
Capital stock
Balance at the end of the previous fiscal year	¥2,337,895	¥1,420,877
Changes in the fiscal year
Issuance of new shares	—	917,018

Net changes in the fiscal year	—	917,018

Balance at the end of the fiscal year	2,337,895	2,337,895

Capital surplus
Capital reserve
Balance at the end of the previous fiscal year	1,559,374	642,355
Changes in the fiscal year
Issuance of new shares	—	917,018

Net changes in the fiscal year	—	917,018

Balance at the end of the fiscal year	1,559,374	1,559,374

Other capital surplus
Balance at the end of the previous fiscal year	273,699	273,808
Changes in the fiscal year
Disposal of treasury stock	(46)	(108)

Net changes in the fiscal year	(46)	(108)

Balance at the end of the fiscal year	273,652	273,699

Total capital surplus
Balance at the end of the previous fiscal year	1,833,073	916,163
Changes in the fiscal year
Issuance of new shares	—	917,018
Disposal of treasury stock	(46)	(108)

Net changes in the fiscal year	(46)	916,909

Balance at the end of the fiscal year	1,833,027	1,833,073

Retained earnings
Other retained earnings
Voluntary reserve
Balance at the end of the previous fiscal year	30,420	30,420
Changes in the fiscal year
Net changes in the fiscal year	—	—

Balance at the end of the fiscal year	30,420	30,420

Retained earnings brought forward
Balance at the end of the previous fiscal year	647,622	653,487
Changes in the fiscal year
Cash dividends	(154,278)	(72,041)
Net income	191,539	66,176

Net changes in the fiscal year	37,260	(5,865)

Balance at the end of the fiscal year	684,883	647,622

Total retained earnings
Balance at the end of the previous fiscal year	678,042	683,907
Changes in the fiscal year
Cash dividends	(154,278)	(72,041)
Net income	191,539	66,176

Net changes in the fiscal year	37,260	(5,865)

Balance at the end of the fiscal year	715,303	678,042

Sumitomo Mitsui Financial Group, Inc. (8316)

(continued)

	(Millions of yen)
Year ended March 31,	2011	2010
Treasury stock
Balance at the end of the previous fiscal year	(43,437)	(43,400)
Changes in the fiscal year
Purchase of treasury stock	(105)	(189)
Disposal of treasury stock	60	152

Net changes in the fiscal year	(45)	(37)

Balance at the end of the fiscal year	(43,482)	(43,437)

Total stockholders’ equity
Balance at the end of the previous fiscal year	4,805,574	2,977,547
Changes in the fiscal year
Issuance of new shares	—	1,834,037
Cash dividends	(154,278)	(72,041)
Net income	191,539	66,176
Purchase of treasury stock	(105)	(189)
Disposal of treasury stock	13	43

Net changes in the fiscal year	37,169	1,828,026

Balance at the end of the fiscal year	4,842,743	4,805,574

Stock acquisition rights
Balance at the end of the previous fiscal year	—	—
Changes in the fiscal year
Net changes in items other than stockholders’ equity in the fiscal year	170	—

Net changes in the fiscal year	170	—

Balance at the end of the fiscal year	170	—

Total net assets
Balance at the end of the previous fiscal year	4,805,574	2,977,547
Changes in the fiscal year
Issuance of new shares	—	1,834,037
Cash dividends	(154,278)	(72,041)
Net income	191,539	66,176
Purchase of treasury stock	(105)	(189)
Disposal of treasury stock	13	43
Net changes in items other than stockholders’ equity in the fiscal year	170	—

Net changes in the fiscal year	37,340	1,828,026

Balance at the end of the fiscal year	¥ 4,842,914	¥ 4,805,574

4. Note on the Assumption as a Going Concern

Not applicable.